     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 2001.

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            WASTE CONNECTIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                                94-3283464
            (STATE OR OTHER JURISDICTION OF                                  (I.R.S. EMPLOYER
             INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NUMBER)

                         620 COOLIDGE DRIVE, SUITE 350
                            FOLSOM, CALIFORNIA 95630
                                 (916) 608-8200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             RONALD J. MITTELSTAEDT
                PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                            WASTE CONNECTIONS, INC.
                         620 COOLIDGE DRIVE, SUITE 350
                            FOLSOM, CALIFORNIA 95630
                                 (916) 608-8200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                        COPIES OF ALL COMMUNICATIONS TO:
                            CAROLYN S. REISER, ESQ.
                        SHARTSIS, FRIESE & GINSBURG LLP
                         ONE MARITIME PLAZA, 18TH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 421-6500
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

   If the only Securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM      PROPOSED MAXIMUM         AMOUNT OF
        TITLE OF EACH CLASS OF               AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING       REGISTRATION
      SECURITIES TO BE REGISTERED             REGISTERED             PER UNIT               PRICE                  FEE
-------------------------------------------------------------------------------------------------------------------------------
5 1/2% Convertible Subordinated Notes
  Due April 15, 2006...................      $150,000,000            100%(1)             $150,000,000           $37,500(1)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value..........  3,944,775 shares(2)           (3)                   (3)                   (3)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(i) of the Securities Act of 1933.

(2) This number represents the number of shares of common stock that are initially issuable upon the conversion of 5 1/2% Convertible Subordinated Notes due April 15, 2006 (the "Notes" or "Convertible Notes") registered hereby. For purposes of estimating the number of shares of common stock to be included in the Registration Statement upon the conversion of the Notes, we calculated the number of shares issuable upon conversion of the Notes based on a conversion rate of approximately 26.2985 shares per $1,000 principal amount of the Notes. In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered includes an indeterminate number of shares of common stock issuable upon conversion of the Notes, as this amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions.

(3) No additional consideration will be received for the common stock, and, therefore, no registration fee is required pursuant to Rule 457(i).
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE REGISTERED BY THIS PROSPECTUS, NOR IS IT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES WHERE AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

(WASTE CONNECTIONS, INC. LOGO)

--------------------------------------------------------------------------------
$150,000,000

5 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2006 AND
COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES
--------------------------------------------------------------------------------

We issued the Notes in a private placement in April and May 2001. Selling holders will use this prospectus to sell the Notes and the shares of common stock into which the Notes are convertible at any time at market prices prevailing at the time of the sale or at privately negotiated prices. The selling holders may sell the Notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

The holders of the Notes may convert the Notes into shares of our common stock at any time at a conversion rate of approximately 26.2985 shares per $1,000 principal amount of Notes. The conversion price is $38.03 per share. Interest on the Notes is payable on April 15 and October 15 of each year, commencing on October 15, 2001. At any time on or after April 15, 2004, we may redeem the Notes, in whole or in part, at the redemption prices as set forth in this prospectus.

In the event of a change in control, as defined in this prospectus, each holder of Notes may require us to repurchase the Notes for cash at 100% of the principal amount of the Notes plus accrued interest.

The Notes are unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness. There are no sinking fund provisions.

Our common stock is listed on The Nasdaq National Market under the symbol "WCNX." On June 4, 2001, the closing sale price of our common stock, as reported on The Nasdaq National Market, was $31.12.

INVESTING IN THE NOTES AND OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

THE SECURITIES OFFERED OR SOLD UNDER THIS PROSPECTUS HAVE NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is             , 2001.

                              [INSIDE FRONT COVER]

This prospectus contains registered service marks, trademarks and trade names of Waste Connections, including the Waste Connections, Inc. name and logo.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     We make "forward-looking statements" throughout this prospectus. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Waste Connections' business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may materially differ from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following:

     - competition or unfavorable economic or industry conditions could lead to a decrease in demand for our services and to a decline in prices we realize for our services;

     - we may be required to pay increased prices for acquisitions, and we may experience difficulty in integrating and deriving synergies from acquisitions;

     - we cannot be certain that we will always have access to the additional capital that we may require for our growth strategy or that our cost of capital will not increase;

     - governmental regulations may require increased capital expenditures or otherwise affect our business;

     - companies that we acquire could have undiscovered liabilities;

     - we are highly dependent on the services of senior management;

     - if our financial condition deteriorates, we may be unable to repurchase the Notes if a change in control occurs; and

     - there is no public market for the Notes and their transferability is significantly restricted.

     These risks and uncertainties, as well as others, are discussed in greater detail in Waste Connections' filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and quarterly reports on Form 10-Q. You should read carefully the section of this prospectus under the heading "Risk Factors" beginning on page 8. We make no commitment to revise or update any forward-looking statements in this prospectus to reflect events or circumstances after the date of this prospectus.

                                    SUMMARY

     This summary highlights some information from this prospectus. This document may not contain all of the information that is important to you. To understand this offering fully, you should read this prospectus carefully, including the risk factors and the financial statements incorporated by reference herein. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information." Unless otherwise specified, all references to "Waste Connections" mean Waste Connections, Inc. and our subsidiaries, and all references to "solid waste" mean non-hazardous solid waste.

                                  OUR BUSINESS

     Waste Connections is a regional, integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in secondary markets of the Western U.S. We currently own and operate 65 collection operations, 23 transfer stations, 14 Subtitle D landfills and 17 recycling facilities, operate another landfill in which we own a majority interest, and operate, but do not own, an additional nine transfer stations and six landfills. As of April 30, 2001, we served more than 700,000 commercial, industrial and residential customers in 15 states: California, Colorado, Iowa, Kansas, Minnesota, Montana, Nebraska, New Mexico, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington and Wyoming. Over 50% of our revenues are generated in exclusive markets, the majority of which are from exclusive arrangements, including franchise agreements, long-term municipal contracts and governmental certificates.

     We have targeted secondary markets of the Western U.S. because we believe that: (1) there is a greater opportunity to obtain a strong market share in those markets through exclusive arrangements or competitive asset position; (2) these markets have strong projected economic and population growth rates; (3) a large number of independent solid waste services companies suitable for acquisition by us are located in these markets; and (4) there is less competition in these markets from large, well-capitalized solid waste services companies. In addition, our senior management team has extensive experience in acquiring, integrating and operating solid waste services business in the Western U.S.

     We have developed a two-pronged strategy tailored to the competitive and regulatory factors that affect our markets. In the markets where waste collection services are performed under exclusive arrangements, we generally focus on controlling the solid waste stream by providing collection services under these exclusive arrangements. In markets where we believe that competitive and regulatory factors make owning landfills advantageous, we generally focus on providing integrated services, from collection through disposal of solid waste in landfills that we own or operate.

                           OUR COMPETITIVE ADVANTAGES

     Our objective is to build a leading integrated solid waste services company in secondary markets of the Western U.S. Our primary competitive advantages include:

     - Favorable growth conditions. Our focus on secondary markets of the Western U.S. allows us to benefit from favorable conditions for both organic growth and growth via our acquisition program. In many of our markets, demographic trends have resulted in above average growth in population, commercial activity and waste volumes. In addition, the higher degree of fragmentation within our markets relative to the more densely populated markets in the Eastern U.S. continues to support our ability to execute an opportunistic and disciplined acquisition strategy.

     - Exclusive customer relationships. For the year ended December 31, 2000, over 50% of our revenues were generated in exclusive markets, the majority of which were pursuant to contracts that grant us the exclusive right to provide our services within a specific geographic region at established rates. The duration of these contracts generally ranges from three years to perpetuity. The exclusive nature of our contracts combined with their long duration provides operating and financial stability as we focus on optimizing our collection, transfer and disposal activities.

     - Integrated operations. Our operating strategy emphasizes the integration of activities within 20 market areas. This strategy results in efficient utilization of collection, transfer and disposal assets within a specific market area. While daily operating activities are managed on a local basis, we have implemented company-wide information systems that enable management to monitor operating and financial results from our district, regional and corporate offices.

     - Unique disposal position. Nearly all of the solid waste we collect is disposed at either: (1) company-owned or operated landfills; (2) municipal-owned landfills; or (3) third party landfills pursuant to regulatory flow control requirements. In our exclusive markets, we believe that controlling the waste stream by providing collection services is often more important than owning or operating landfills since regulations, in some cases, dictate the disposal facility to be used. Within our competitive markets, we optimize our competitive position by disposing of collected waste volumes at company-owned or operated or municipal-owned landfills. For the year ended December 31, 2000, approximately 66% of the solid waste we collected in our competitive markets was disposed of, or internalized, at landfills we owned or operated.

     - Strong management team and proven ability to execute. Our management team has extensive experience in acquiring, integrating and operating solid waste services businesses in the Western U.S. For the year ended December 31, 2000, when compared to 1999, our management team increased revenues to approximately $304.4 million from $184.2 million and increased EBITDA and operating income margins to 34.3% and 25.4%, respectively, from 30.3% and 22.3% (excluding acquisition-related and stock compensation expenses).

                              RECENT DEVELOPMENTS

     We recently acquired a controlling interest in two unrelated entities. One of these was a landfill in Northern Washington, which vertically integrated our collection operations in the greater Tacoma area. We have also sold certain of our Utah operations that we deemed to no longer be of strategic importance to the Company. While the Company is still evaluating the accounting impact of the sale, the Company expects to recognize a pre-tax loss on the sale of up to $4.5 million.
                           -------------------------

     Waste Connections' executive offices are located at 620 Coolidge Drive, Suite 350, Folsom, California 95630. Our telephone number is (916) 608-8200. Our website is www.wasteconnections.com. The information provided on our website is not incorporated into this prospectus.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following consolidated statement of operations data for the years ended December 31, 1998, 1999 and 2000, are derived from our audited financial statements. The unaudited statement of operations data for the three months ended March 31, 2000 and 2001 and unaudited consolidated balance sheet data as of March 31, 2001 are derived from our Quarterly Report on Form 10-Q filed May 14, 2001, with the Securities and Exchange Commission (the "SEC").

                                                                                               THREE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                  ---------------------------------------   -------------------------
                                                     1998          1999          2000          2000          2001
                                                  -----------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA(1):
  Revenues......................................  $    99,624   $   184,225   $   304,355   $    64,011   $    85,114
  Operating Expenses:
    Cost of operations..........................       71,635       112,686       174,510        36,804        47,017
    Selling, general and Administrative.........        9,967        15,754        25,416         5,391         6,659
    Depreciation and amortization...............        8,008        14,769        27,195         5,986         8,192
    Stock compensation..........................          632           265           163            54            --
    Acquisition-related(3)......................           --         9,003           150           150            --
                                                  -----------   -----------   -----------   -----------   -----------
  Income from operations........................        9,382        31,748        76,921        15,626        23,246
  Interest expense..............................       (3,458)      (11,531)      (28,705)       (5,894)       (7,602)
  Other income (expense), net...................          410           (66)         (717)           (6)       (6,232)
  Minority interests............................           --            --            --            --        (1,330)
                                                  -----------   -----------   -----------   -----------   -----------
  Income before income tax provision............        6,334        20,151        47,499         9,738         8,082
  Income tax provision..........................       (3,040)      (10,924)      (19,310)       (4,098)       (3,226)
  Extraordinary item(4).........................       (1,027)           --            --            --          (144)
                                                  -----------   -----------   -----------   -----------   -----------
  Net income....................................  $     2,267   $     9,227   $    28,189   $     5,690   $     4,712
                                                  ===========   ===========   ===========   ===========   ===========
  Redeemable convertible preferred stock
    accretion...................................         (917)           --            --            --            --
                                                  -----------   -----------   -----------   -----------   -----------
  Net income applicable to common stockholders..  $     1,350   $     9,227   $    28,189   $     5,690   $     4,712
                                                  ===========   ===========   ===========   ===========   ===========
  Diluted net income per share..................  $      0.11   $      0.46   $      1.17   $      0.26   $      0.17
                                                  ===========   ===========   ===========   ===========   ===========
  Shares used in calculating diluted net income
    per share...................................   12,323,990    19,929,539    23,994,994    21,976,094    27,413,073
                                                  ===========   ===========   ===========   ===========   ===========
OTHER DATA:
  EBITDA(5).....................................  $    18,022   $    55,785   $   104,429   $    21,816   $    31,483
  EBITDA margin(6)..............................         18.1%         30.3%         34.3%         34.1%         36.9%

                                                                     MARCH 31, 2001
                                                              ----------------------------
                                                                                  AS
                                                               ACTUAL        ADJUSTED(2)
                                                              --------      --------------
BALANCE SHEET DATA:
  Cash and equivalents......................................  $  4,207         $     4,207
  Working capital (deficit).................................    (6,372)             (6,372)
  Property and equipment, net...............................   434,036             434,036
  Total assets..............................................   879,943             879,943
  Long-term debt, net of current portion....................   370,724             370,724
  Total stockholders' equity................................   345,845             345,845

---------------
(1) Waste Connections' historical financial statements have been retroactively restated to reflect the acquisitions consummated through March 31, 2001 that were accounted for using the pooling-of-interests method.

(2) The as adjusted balance sheet data as of March 31, 2001 reflect the Note offering as if it had taken place on March 31, 2001. Because the net proceeds of the Note offering were used to repay a portion of our existing debt, the Note offering had no impact on our March 31, 2001 actual balance sheet data.

(3) Acquisition-related expenses consist of direct merger related expenses for acquisitions accounted for using the pooling-of-interests method.

(4) Extraordinary item represents the expense from early extinguishment of debt, net of income tax effects.

(5) EBITDA represents income from operations plus depreciation and amortization, and excluding acquisition-related expenses and stock compensation expense. EBITDA is not a measure of cash flow, operating results or liquidity, as determined in accordance with accounting principles generally accepted in the United States.

(6) EBITDA margin represents EBITDA expressed as a percentage of revenues.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     Any or all of the following risks could materially and adversely affect our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of the risks described below and elsewhere in this prospectus and other factors that we cannot now foresee.

                         RISKS RELATED TO OUR BUSINESS

WE MAY HAVE DIFFICULTY EXECUTING OUR GROWTH STRATEGY.

     Our growth strategy includes expanding through acquisitions, acquiring additional exclusive arrangements and generating internal growth. Whether we can execute our growth strategy depends on several factors, including the availability of capital to support our growth, the success of existing and emerging competition, the availability of acquisition candidates, our ability to maintain profit margins in the face of competitive pressures, our ability to continue to recruit, train and retain qualified employees and the strength of demand for our services.

OUR GROWTH AND FUTURE FINANCIAL PERFORMANCE DEPEND SIGNIFICANTLY ON OUR ABILITY TO INTEGRATE ACQUIRED BUSINESSES INTO OUR ORGANIZATION AND OPERATIONS.

     Part of our strategy is to achieve economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we effectively combine the operations of acquired businesses with our existing operations. Our senior management team may not be able to integrate our completed and future acquisitions. Any difficulties we encounter in the integration process could materially and adversely affect our business and financial results.

OUR GROWTH MAY BE LIMITED BY THE INABILITY TO MAKE ACQUISITIONS ON ATTRACTIVE TERMS.

     Although we have identified numerous acquisition candidates that we believe are suitable, we may not be able to acquire them at prices or on terms and conditions favorable to us. As a result, our growth would be limited.

RAPID GROWTH MAY STRAIN OUR MANAGEMENT, OPERATIONAL, FINANCIAL AND OTHER RESOURCES.

     From inception through April 30, 2001, we acquired 121 solid waste services related businesses. To maintain and manage our growth, we will need to expand our management information systems capabilities and our operational and financial systems and controls. We will also need to attract, train, motivate, retain and manage additional senior managers, technical professionals and other employees. Failure to do any of these things would materially and adversely affect our business and financial results.

WE COMPETE FOR ACQUISITION CANDIDATES WITH OTHER PURCHASERS, SOME OF WHICH HAVE GREATER FINANCIAL RESOURCES THAN WASTE CONNECTIONS.

     Other companies have adopted or will probably adopt our strategy of acquiring and consolidating regional and local businesses. We expect that increased consolidation in the solid waste services industry will increase competitive pressures. Increased competition for acquisition candidates may make fewer acquisition opportunities available to us, and may cause us to make acquisitions on less attractive terms, such as higher purchase prices. Acquisition costs may increase to levels beyond our financial capability or to levels that would adversely affect our operating results and financial condition. Our ongoing ability to make acquisitions will depend in part on the relative attractiveness of our common stock as consideration for potential acquisition candidates. This attractiveness may depend largely on the relative market price and capital appreciation prospects of our common stock compared to the common stock of our competitors. If the market price of our common stock were to decline materially over a prolonged period of time, we may find it difficult to make acquisitions on attractive terms.

TIMING AND STRUCTURE OF ACQUISITIONS MAY CAUSE FLUCTUATIONS IN OUR QUARTERLY RESULTS.

     We are not always able to control the timing of our acquisitions. Obtaining third party consents and regulatory approvals, completing due diligence on the acquired businesses, and finalizing transaction terms and documents are not entirely within our control and may take longer than we anticipate, causing certain transactions to be delayed. Our inability to complete acquisitions in the time frames that we expect may adversely affect our business, financial condition and operating results. In addition, whether we account for an acquisition using the purchase or the pooling-of-interests method determines how the acquisition affects our financial results.

WE MAY BE UNABLE TO COMPETE EFFECTIVELY WITH GOVERNMENTAL SERVICE PROVIDERS AND LARGER AND BETTER CAPITALIZED COMPANIES.

     Our industry is highly competitive, fragmented and requires substantial labor and capital resources. Some of the markets in which we compete or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. We also compete with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These operators may have financial advantages over Waste Connections because of their access to user fees and similar charges, tax revenues and tax-exempt financing. Some of our competitors may also be better capitalized, have greater name recognition or be able to provide services at a lower cost than Waste Connections.

WE MAY LOSE CONTRACTS THROUGH COMPETITIVE BIDDING, EARLY TERMINATION OR GOVERNMENTAL ACTION.

     We derive a substantial portion of our revenue from services provided under exclusive municipal contracts, franchise agreements and governmental certificates. Many of these will be subject to competitive bidding at some time in the future. We also intend to bid on additional municipal contracts and franchise agreements. However, we may not be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term. Municipalities in Washington may by law annex unincorporated territory, which would likely remove such territory from the area covered by governmental certificates issued to us by the Washington Utilities and Transportation Commission (the "WUTC"). Annexation would reduce the areas covered by our governmental certificates and subject more of our Washington operations to competitive bidding in the future. Moreover, legislative action could amend or repeal the laws governing governmental certificates, which could materially and adversely affect Waste Connections. If we were not able to replace revenues from contracts lost through competitive bidding or early termination or from the renegotiation of existing contracts with other revenues within a reasonable time period, the lost revenues could materially and adversely affect our business and financial results.

WE MAY NOT HAVE ENOUGH CAPITAL OR BE ABLE TO RAISE ENOUGH ADDITIONAL CAPITAL ON SATISFACTORY TERMS TO MEET OUR CAPITAL REQUIREMENTS.

     Continued growth will require additional capital. We expect to finance future acquisitions through cash from operations, borrowings under our credit facility, issuing additional equity or debt securities and/or seller financing. If acquisition candidates are unwilling to accept, or we are unwilling to issue, shares of our common stock as part of the consideration for acquisitions or if our common stock does not maintain a sufficient market value, we may have to use more of our cash or borrowings under our credit facility to fund acquisitions. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. If available cash from operations and borrowings under the credit facility are not sufficient to fund acquisitions, we will need additional equity and/or debt financing. If we seek more debt, our interest expense would increase and we may have to agree to financial covenants that limit our operational and financial flexibility. If we seek more equity, we may dilute the ownership interests of our then-existing stockholders. If we are unable to obtain additional equity and/or debt financing on attractive terms, our rate of growth through acquisitions may decline. We will also need to make substantial capital expenditures to develop or acquire new landfills, transfer stations and other facilities and to maintain such properties.

WE DEPEND SIGNIFICANTLY ON THE SERVICES OF THE MEMBERS OF OUR SENIOR MANAGEMENT TEAM, AND THE DEPARTURE OF ANY OF THOSE PERSONS MIGHT MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS.

     Our success depends significantly on the continued individual and collective contributions of our senior management team. Key members of our management have entered into employment agreements, but we may not be able to enforce these agreements. The loss of the services of any member of our senior management or the inability to hire and retain experienced management personnel could materially and adversely affect our operations and financial condition.

THE GEOGRAPHIC CONCENTRATION OF OUR BUSINESS AND SEASONAL FLUCTUATIONS MAY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS.

     Our business and financial results would be harmed by downturns in the general economy of the Western U.S. and other factors affecting the region, such as state regulations affecting the solid waste services industry and severe weather conditions. Based on historic trends experienced by the businesses we have acquired, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters, and lower in the fourth quarter than in the second and third quarters. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring months because of decreased construction and demolition activities during the winter months in the Western U.S. In addition, some of our operating costs should be generally higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Because of these factors, we expect operating income to be generally lower in the winter months.

WE MAY BE AFFECTED BY UNUSUALLY ADVERSE WEATHER CONDITIONS.

     Our collection and landfill operations could be adversely affected, beyond the normal seasonal variations described above, by unusually long periods of inclement weather, which could interfere with collection and landfill operations, reduce the volume of waste generated by our customers and delay the development of landfill capacity. Periods of particularly harsh weather may force us to temporarily suspend certain of our operations. Unusually long periods of inclement weather, or particularly harsh weather, may materially and adversely affect our operations and financial condition.

INCREASES IN THE COSTS OF LABOR OR FUEL COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION.

     Our continued success will depend on our ability to attract and retain qualified personnel. We compete with other businesses in our markets for qualified employees. The labor market is currently tight in many of our markets. A shortage of qualified employees would require us to enhance our wage and benefits packages to compete more effectively for employees or to hire more expensive temporary employees. Labor is our second largest cost, and even relatively small increases in labor costs per employee could materially affect our operating results. If we fail to attract and retain qualified employees, to control our labor costs, or to recover any increased labor costs through increased prices we charge for our services or otherwise offset such increases with cost savings in other areas, our business and financial condition could suffer.

     Although fuel costs account for a relatively small portion of our total operating expenses, the price of fuel is volatile, and shortages sometimes occur. Significant increases in the cost of fuel, or shortages of fuel, could adversely affect our business and financial condition.

EACH BUSINESS THAT WE ACQUIRE OR HAVE ACQUIRED MAY HAVE LIABILITIES THAT WE FAIL OR ARE UNABLE TO DISCOVER, INCLUDING LIABILITIES THAT ARISE FROM PRIOR OWNERS' FAILURE TO COMPLY WITH ENVIRONMENTAL LAWS.

     As a successor owner, we may be legally responsible for these liabilities. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, they may not cover the liabilities fully. Some environmental liabilities, even if we do not expressly assume them, may be imposed on Waste Connections under various legal theories. Our insurance program does not cover liabilities associated with any environmental cleanup or remediation of our own sites. A successful uninsured claim against Waste Connections could materially and adversely affect our business and financial results.

OUR GROWTH MAY BE LIMITED BY THE INABILITY TO OBTAIN NEW LANDFILLS AND EXPAND EXISTING ONES.

     We currently own and operate a number of landfills. Our ability to meet our growth objectives may depend in part on our ability to acquire, lease and expand landfills and develop new landfill sites. We may not be able to obtain new landfill sites or expand the permitted capacity of our landfills when necessary.

IN SOME AREAS IN WHICH WE OPERATE, SUITABLE LAND FOR NEW SITES OR EXPANSION OF EXISTING LANDFILL SITES MAY BE UNAVAILABLE.

     Operating permits for landfills in states where we operate must generally be renewed at least every five years. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and is resisted by citizen, public interest or other groups. We may not be able to obtain or maintain the permits we require to expand, and such permits may contain burdensome terms and conditions. Even when granted, final permits to expand are often not approved until the remaining permitted disposal capacity of a landfill is very low. Local laws and ordinances also may affect our ability to obtain permits to expand landfills. If we were to exhaust our permitted capacity at a landfill, our ability to expand internally would be limited, and we could be required to cap and close that landfill and forced to dispose of collected waste at more distant landfills or at landfills operated by our competitors. The resulting increased costs would materially and adversely affect our business and financial results.

OUR ACCRUALS FOR OUR LANDFILL CLOSURE AND POST-CLOSURE COSTS MAY BE INADEQUATE.

     We may be required to pay closure and post-closure costs of landfills and any disposal facilities that we own or operate. We accrue for future closure and post-closure costs of our owned landfills, generally for a term of 30 years after final closure of a landfill, based on engineering estimates of consumption of permitted landfill airspace over the useful life of the landfill. Our obligations to pay closure or post-closure costs may exceed the amount we accrued and reserved and other amounts available from funds or reserves established to pay such costs. This could materially and adversely affect our business and financial results.

WE MAY INCUR ADDITIONAL CHARGES RELATED TO CAPITALIZED EXPENDITURES.

     In accordance with accounting principles generally accepted in the United States, we capitalize some expenditures and advances relating to acquisitions, pending acquisitions and landfill development projects. We expense indirect acquisition costs such as executive salaries, general corporate overhead, public affairs and other corporate services as we incur those costs. We charge against earnings any unamortized capitalized expenditures and advances (net of any amount that we estimate we will recover, through sale or otherwise) that relate to any operation that is permanently shut down, any pending acquisition that is not consummated and any landfill development project that we do not expect to complete. Therefore, Waste Connections may incur charges against earnings in future periods, which could materially and adversely affect our business and financial results.

FAILURE TO COMPLY WITH COVENANTS AND CONDITIONS OF OUR CREDIT FACILITY COULD ADVERSELY AFFECT OUR BUSINESS.

     Our credit facility requires us to obtain the consent of the lending banks before acquiring any other business for more than $25 million in cash and assumed debt. If we are not able to obtain our banks' consent to acquisitions of this size, we may not be able to complete them, which could inhibit our growth. Our credit facility also contains financial covenants based on our current and projected financial condition after completing an acquisition. If we cannot satisfy these financial covenants on a pro forma basis after completing an acquisition, we would not be able to complete the acquisition without a waiver from our lending banks. Whether or not a waiver is needed, if the results of our future operations differ materially from what we expect, we may no longer be able to comply with the covenants in the credit facility. Our failure to comply with these covenants may result in a default under the credit facility, which would allow our lending banks to accelerate the date for repayment of debt incurred under the credit facility and materially and adversely affect our business and financial results.

PROVISIONS IN OUR CHARTER AND BYLAWS MAY DETER CHANGES IN CONTROL THAT COULD BENEFIT OUR STOCKHOLDERS.

     Certain provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, and in the Delaware General Corporation Law, may deter tender offers and hostile takeovers and delay or prevent changes in control or management of Waste

Connections, including transactions in which stockholders might be paid more than current market prices for their shares. These provisions may also limit our stockholders' ability to approve transactions that they believe are in their best interests.

                         RISKS RELATED TO OUR INDUSTRY

EXTENSIVE AND EVOLVING ENVIRONMENTAL LAWS AND REGULATIONS MAY ADVERSELY AFFECT OUR BUSINESS.

     Environmental laws and regulations have been enforced more and more stringently in recent years because of greater public interest in protecting the environment. These laws and regulations impose substantial costs on Waste Connections and affect our business in many ways, including as described below. In addition, federal, state and local governments may change the rights they grant to and the restrictions they impose on solid waste services companies, and such changes could have a material adverse effect on Waste Connections.

     - WE MAY BE UNABLE TO OBTAIN AND MAINTAIN LICENSES OR PERMITS AND ZONING, ENVIRONMENTAL AND/OR OTHER LAND USE APPROVALS THAT WE NEED TO OWN AND OPERATE OUR LANDFILLS.

      These licenses or permits and approvals are difficult and time-consuming to obtain and renew, and elected officials and citizens' groups frequently oppose them. Failure to obtain and maintain the permits and approvals we need to own or operate landfills (including increasing their capacity) could materially and adversely affect our business and financial condition.

     - EXTENSIVE REGULATIONS THAT GOVERN THE DESIGN, OPERATION AND CLOSURE OF LANDFILLS MAY ADVERSELY AFFECT OUR BUSINESS.

      These regulations include the regulations ("Subtitle D Regulations") that establish minimum federal requirements adopted by the U.S. Environmental Protection Agency in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976. If Waste Connections fails to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently. Future changes to these regulations may require us to modify, supplement or replace equipment or facilities at substantial costs. If regulatory agencies fail to enforce these regulations vigorously or consistently, our competitors whose facilities do not comply with the Subtitle D Regulations or their state counterparts may obtain an advantage over us. Our financial obligations arising from any failure to comply with these regulations could materially and adversely affect our business and financial results.

     - WE MAY BE SUBJECT IN THE NORMAL COURSE OF BUSINESS TO JUDICIAL AND ADMINISTRATIVE PROCEEDINGS INVOLVING FEDERAL, STATE OR LOCAL AGENCIES OR CITIZENS' GROUPS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

      Governmental agencies may impose fines or penalties on us. They may also attempt to revoke or deny renewal of our operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations, or to require us to remediate potential environmental problems relating to waste that we or our predecessors collected, transported, disposed of or stored. Individuals or community groups might also bring actions against us in connection with our operations. Any adverse outcome in these proceedings could have a material adverse effect on our business and financial results and create adverse publicity about Waste Connections.

     - WE MAY INCUR LIABILITIES FOR ENVIRONMENTAL DAMAGE.

      We are liable for any environmental damage that our solid waste facilities cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water. We may be liable for damage resulting from conditions existing before we acquired these facilities. We may also be liable for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal that we or our predecessors arranged. Any substantial liability for environmental damage could materially and adversely affect our business and financial results.

FLUCTUATIONS IN PRICES FOR RECYCLED COMMODITIES MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     We provide recycling services to some of our customers. The sale prices of and demand for recyclable waste products, particularly wastepaper, are frequently volatile and may adversely affect our operating results.

                  RISKS RELATED TO THE NOTES AND THE OFFERING

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION; WE MAY INCUR SUBSTANTIALLY MORE DEBT.

     As of May 15, 2001, we had approximately $377.3 million of recourse indebtedness outstanding, including $150 million in Notes covered by this prospectus. Our indebtedness could have important consequences to you. For example, it could:

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to obtain additional financing;

     - require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

     - place us at a competitive disadvantage relative to our competitors with less debt.

     We may incur substantial additional debt in the future. Neither the terms of our credit facility nor the terms of the Notes fully prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

WE MAY HAVE INSUFFICIENT CASH FLOW TO MEET OUR OBLIGATIONS TO PAY INTEREST AND PRINCIPAL WHEN DUE ON THE NOTES.

     We are required to generate cash sufficient to pay all amounts due on the Notes and to conduct our business operations. We may not be able to cover our anticipated debt service obligations. This may materially hinder our ability to make payments of interest and principal on the Notes. Our ability to meet our future debt service obligations will be depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

THE NOTES ARE SUBORDINATED TO SENIOR INDEBTEDNESS.

     The Notes are unsecured and subordinated in right of payment to all of our existing and future Senior Indebtedness, as defined in the "Description of Notes -- Subordination" section of this prospectus. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the Notes due to an event of default, as defined below, and in specific other events, our assets will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Notes are also effectively subordinated to the indebtedness and other liabilities, including trade payables, of our subsidiaries. The indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by us. Our credit facility provides for borrowing of up to $435 million. Our incurring additional indebtedness and other liabilities could adversely affect our ability to pay our obligations on the Notes. As of May 15, 2001, we had approximately $227.3 million of indebtedness constituting Senior Indebtedness to which the $150 million in Notes covered by this prospectus are subordinated in right of payment. We anticipate that from time to time, we and our subsidiaries will incur additional indebtedness, including Senior Indebtedness.

WE MAY NOT BE ABLE TO REPURCHASE THE NOTES IN THE EVENT OF A CHANGE IN CONTROL.

     Upon the occurrence of certain change in control events, holders of the Notes may require us to offer to repurchase all of their Notes. We may not have sufficient funds at the time of the Change in Control to make the required repurchases. Additionally, a "Change in Control" (as defined in the indenture) would be an event of default under our credit facility, which would permit the lenders to accelerate the debt, which could also cause an event of default under the indenture.

     The source of funds for any repurchase required as a result of any Change in Control will be our available cash or cash generated from operating activities or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds will be available at the time of any Change in Control to make any required repurchases of the Notes tendered. Furthermore, the use of available cash to fund the potential consequences of a Change in Control may impair our ability to obtain additional financing in the future.

THERE IS NO CURRENT MARKET FOR THE NOTES, AND IT IS UNCERTAIN WHETHER AN ACTIVE TRADING MARKET WILL DEVELOP.

     There is no established trading market for the Notes. There can be no assurance that a market for the Notes will develop or, if developed, that it will be maintained. Furthermore, if a market were to develop, the market price for the Notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

HOLDERS OF THE NOTES WILL SUFFER IMMEDIATE DILUTION IN NET TANGIBLE BOOK VALUE ON CONVERSION OF THE NOTES INTO COMMON STOCK.

     Net tangible book value represents the amount of our total tangible assets less total liabilities. Upon conversion of the Notes into shares of common stock, holders of such Notes will suffer immediate substantial dilution in the net tangible book value per share of the common stock issued upon such conversion.

OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE, WHICH MAY MAKE IT DIFFICULT FOR YOU TO RESELL THE NOTES OR THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE.

     The trading price of our common stock has been and is likely to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

     - actual or anticipated variations in quarterly operating results;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the solid waste services industry;

     - changes in the economic performance and/or market valuations of other solid waste services companies and the solid waste services industry in general;

     - our announcement of significant acquisitions or capital commitments;

     - adverse or unfavorable publicity regarding us or our services;

     - additions or departures of key personnel;

     - sales of common stock; and

     - other events or factors that may be beyond our control.

In addition, the stock markets in general and The Nasdaq National Market in particular have experienced extreme price and volume volatility and a significant cumulative decline in recent months. Such volatility and decline have affected many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our common stock, regardless of our actual operating performance.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The ratio of earnings to combined fixed charges and preferred stock dividends for Waste Connections are set forth below for the periods indicated.

                                                                                                  THREE MONTHS
                                                  YEAR ENDED DECEMBER 31,                            ENDED
                            -------------------------------------------------------------------    MARCH 31,
                               1996          1997          1998          1999          2000           2001
                            -----------   -----------   -----------   -----------   -----------   ------------
Ratio of earnings to
  combined fixed charges
  and preferred stock
  dividends...............          2.8           N/A(1)         2.2          2.7           2.6       2.0
Pro Forma ratio of
  earnings to combined
  fixed charges and
  preferred stock
  dividends(2)............                                                                  3.1       2.3

---------------
(1) For the year ended December 31, 1997, the Company's earnings were inadequate to cover combined fixed charges and preferred stock dividends. The coverage deficiency was $3,367,000.

(2) Gives effect to the Note offering as if it had occurred on January 1, 2000.

     For purposes of calculating the ratios, fixed charges consist of interest on debt, amortization of discount on debt, and the interest portion of rental expense on operating leases.

     The ratio of earnings to fixed charges is calculated as follows:

        (income before extraordinary charges and income taxes) + (fixed charges) -- (capitalized interest)
                                (fixed charges)

                                USE OF PROCEEDS

     We will not receive any proceeds from the future sale of the Notes or the common stock into which the Notes are convertible. The selling holders will receive all of the net proceeds from the future sale of the Notes and the common stock into which the Notes are convertible, which they respectively own.

                          PRICE RANGE OF COMMON STOCK

     Our common stock trades on The Nasdaq National Market under the symbol "WCNX." The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock, as reported on The Nasdaq National Market for the periods indicated.

                                                           HIGH      LOW
                                                          ------    ------
1999
  First Quarter.........................................  $24.00    $16.50
  Second Quarter........................................   32.13     22.00
  Third Quarter.........................................   31.00     19.13
  Fourth Quarter........................................   20.94     10.88
2000
  First Quarter.........................................  $14.94    $ 9.25
  Second Quarter........................................   19.75      9.75
  Third Quarter.........................................   25.94     17.13
  Fourth Quarter........................................   35.25     21.69
2001
  First Quarter.........................................  $33.50    $23.00
  Second Quarter (April 1 through June 4)...............   31.12     25.95
                                                          ------    ------

     On June 4, 2001, the last reported sale price of our common stock as reported on The Nasdaq National Market was $31.12 per share. On June 4, 2001, there were approximately 83 holders of record of our common stock.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We do not currently anticipate paying any cash dividends on the common stock. We intend to retain all earnings to fund the operation and expansion of our business. In addition, our existing credit facility restricts the payment of cash dividends.

                                SELLING HOLDERS

     We originally issued the Notes and the Notes were sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the Notes and common stock into which the Notes are convertible. We agreed to use reasonable efforts to keep the registration statement covering the Notes and the common stock into which the Notes are convertible effective until April 4, 2003. Our registration of the Notes and the shares of common stock into which the Notes are convertible does not necessarily mean that the selling holders will sell any or all of the Notes or the shares of the common stock into which the Notes are convertible.

     The following table sets forth information, as of June 4, 2001, with respect to the selling holders and the principal amounts of Notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the Notes or common stock into which the Notes are convertible. Because the selling holders may offer all or some portion of the Notes or the common stock, no estimate can be given as to the amount of the Notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act.

     Each selling holder proposes to sell up to all of the common stock issuable to such holder upon conversion of the Notes.

                                                              PRINCIPAL AMOUNT OF    COMMON STOCK ISSUABLE
                                                              NOTES BENEFICIALLY        UPON CONVERSION
                       SELLING HOLDER                          OWNED AND OFFERED        OF THE NOTES(1)
                       --------------                         -------------------    ---------------------
CALAMOS Market Neutral Fund - CALAMOS Investment Trust......     $  8,300,000                218,277
Highbridge International LLC................................        6,000,000                157,791
JMG Triton Offshore FD, Ltd.................................        5,000,000                131,492
Lipper Convertibles, L.P....................................        5,000,000                131,492
Deephaven Domestic Convertible Trading Ltd..................        4,600,000                120,973
Chrysler Corporation Master Retirement Trust................        4,205,000                110,585
Double Black Diamond Offshore LDC...........................        3,933,000                103,432
Vanguard Convertible Securities Fund, Inc...................        3,680,000                 96,778
State of Connecticut Combined Investment Funds..............        3,170,000                 83,366
JMG Capital Partners, L.P...................................        3,000,000                 78,895
CALAMOS Convertible Fund - CALAMOS Investment Trust.........        2,750,000                 72,320
OCM Convertible Trust.......................................        2,435,000                 64,036
CALAMOS Convertible Growth and Income Fund - CALAMOS
  Investment Trust..........................................        2,250,000                 59,171
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.....        2,150,000                 56,541
Argent Convertible Arbitrage Fund Ltd.......................        2,000,000                 52,597
TQA Master Plus Fund, Ltd...................................        2,000,000                 52,597
First Union International Capital Markets Inc...............        1,750,000                 46,022
Alta Partners Holdings, LDC.................................        1,500,000                 39,447
State Employees' Retirement Fund of the State of Delaware...        1,475,000                 38,790
Argent Classic Convertible Arbitrage Fund L.P...............        1,000,000                 26,298
Delta Air Lines Master Trust (c/o Oaktree Capital
  Management, LLC)..........................................          975,000                 25,641
Delta Pilots Disability and Survivorship Trust..............          950,000                 24,983
Black Diamond Offshore Ltd..................................          856,000                 22,511
Partner Reinsurance Company Ltd.............................          570,000                 14,990
Bear Stearns & Co., Inc.....................................          500,000                 13,149
White River Securities L.L.C................................          500,000                 13,149
Consulting Group Capital Markets Funds......................          470,000                 12,360
Clarica Life Insurance Co. - U.S............................          350,000                  9,204
Motion Picture Industry Health Plan - Active Member Fund....          340,000                  8,941
Alpha US Sub Fund VIII, LLC.................................          300,000                  7,889
BP Amoco PLC, Master Trust..................................          286,000                  7,521
CALAMOS Convertible Portfolio - CALAMOS Advisors Trust......          255,000                  6,705
Worldwide Transactions Ltd..................................          211,000                  5,548
Motion Picture Industry Health Plan - Retiree Member Fund...          170,000                  4,470
SCI Endowment Care Common Trust Fund - National Fiduciary
  Services..................................................          155,000                  4,075
City of Albany Pension Plan.................................          125,000                  3,287
Zurich HFR Calamos Holdings Limited.........................          110,000                  2,892
Hotel Union & Hotel Industry of Hawaii......................          107,000                  2,813
Kettering Medical Center Funded Depreciation Account........           85,000                  2,235
SCI Endowment Care Common Trust Fund - Suntrust.............           50,000                  1,314
Drury University............................................           45,000                  1,183
The Estate of James Campbell................................           41,000                  1,078
James Campbell Corporation..................................           31,000                    815
PGEP IV, LLC................................................           20,000                    525
Viacom Inc. Pension Plan Master Trust.......................           12,000                    315
Jefferies & Company Inc.....................................            3,000                     78
                                                                 ------------              ---------
                                                                 $ 73,715,000              1,938,571
                                                                 ============              =========

---------------
(1) Assumes a conversion rate of approximately 26.2985 shares of common stock per $1,000 principal amount of Notes and a cash payment in lieu of any fractional interest.

None of the Selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. The selling holders purchased all of the Notes in a private transaction. All of the Notes and the shares of common stock into which the Notes are convertible are "restricted securities" under the Securities Act.

Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion price, and therefore the number of shares of common stock issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of common stock into which the Notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees, or donees or their successors, may sell the Notes and the common stock into which the Notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The Notes and the common stock into which the Notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the Notes or the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     - through the writing of options, whether the options are listed on an options exchange or otherwise;

     - by pledge to secure debts and other obligations;

     - through the settlement of short sales; or

     - a combination of any of the above transactions.

     In connection with the sale of the Notes and the common stock into which the Notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Notes or the common stock into which the Notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the Notes or the common stock into which the Notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the Notes or the common stock into which the Notes are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the Notes or common stock into which the Notes are convertible offered by them will be the purchase price of the Notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on The Nasdaq National Market. We do not intend to list the Notes for trading on any national securities exchange or on The Nasdaq National Market and can give no assurance about the development of any trading market for the Notes.

     In order to comply with the securities laws of some states, if applicable, the Notes and common stock into which the Notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Notes and common stock into which the Notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the Notes and common stock into which the Notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section of 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell, transfer, make a gift of, or otherwise dispose of any Notes or common stock described in this prospectus by any means other than as described in this prospectus.

     To the extent required, the specific Notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a Registration Rights Agreement for the benefit of holders of the Notes to register their Notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The Registration Rights Agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Notes and the common stock, including liabilities under the Securities Act.

     A prospectus has not been and will not be filed under the securities laws of any province or territory of Canada to qualify the sale of Notes in such jurisdictions. The Notes are not being offered and may not be offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada except in compliance with or pursuant to an exemption from the registration and prospectus requirements of applicable securities laws in Canada.

                              DESCRIPTION OF NOTES

     The Notes were issued under an Indenture between Waste Connections, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee. The following description is only a summary of the material provisions of the Indenture, the Notes and the Registration Rights Agreement. We urge you to read the Indenture, the Notes and the Registration Rights Agreement in their entirety because they, and not this description, define your rights as holders of the Notes. You may request copies of these documents at our address shown under the caption "Where You Can Find More Information." The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to "we," "us," "ours" and "Waste Connections" include only Waste Connections, Inc. and not its subsidiaries.

GENERAL

     We issued the Notes with a principal amount of $150,000,000. The Notes are unsecured, subordinated obligations of Waste Connections and will mature on April 15, 2006, unless earlier redeemed at our option as described under "-- Optional Redemption of the Notes" or repurchased by us at a holder's option upon a change in control of Waste Connections as described under "-- Right to Require Purchase of Notes upon a Change in Control." Interest on the Notes will accrue at the rate of 5 1/2% per annum and will be payable semiannually in arrears on April 15 and October 15 of each year, commencing on October 15, 2001. Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the parties that were holders of record of the Notes on the immediately preceding April 1 and October 1, whether or not that day was a business day. Interest on the Notes will be computed on the basis of a 360-day year comprised of 12 30-day months. The Indenture does not contain any restriction on:

     - the payment of dividends;

     - the issuance of Senior Indebtedness (as defined below) or other indebtedness; or

     - the repurchase of securities of Waste Connections

and does not contain any financial covenants. Other than as described under "-- Right to Require Purchase of Notes upon a Change in Control," the Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of Waste Connections.

     We will pay the principal of, premium, if any, and interest on the Notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their Notes at the same location. We reserve the right to pay interest to holders of the Notes by check mailed to the holders at their registered addresses. Except under the limited circumstances described below, the Notes will be issued only in fully registered book-entry form, without coupons, and will be represented by one or more Global Notes. There will be no service charge for any registration of transfer or exchange of Notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

CONVERSION RIGHTS

     A holder may, at any time on or before the close of business on the maturity date, convert a Note or any portion of a Note (if the portions are $1,000 or whole multiples of $1,000) into shares of common stock initially at a conversion price of $38.03 per share (which is equivalent to a conversion rate of approximately 26.2985 shares per $1,000 principal amount of Notes), unless the Note or a portion of the Note has been previously redeemed or repurchased. The right to convert a Note called for redemption will terminate at the close of business on the business day immediately preceding the date fixed for redemption, unless we default in making the payment due on the redemption date. For information as to notices of redemption, see

"-- Optional Redemption of the Notes." If a holder of a Note has delivered notice of its election to have the Note repurchased as a result of a Change in Control, the Note may be converted only if the notice of election is withdrawn as described under "-- Right to Require Purchase of Notes upon a Change in Control."

     We will adjust the conversion price if (without duplication):

          (1) we issue common stock as a dividend or distribution on our common stock;

          (2) we subdivide, combine or reclassify our common stock;

          (3) we issue to substantially all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase common stock at less than the then current market price;

          (4) we distribute to substantially all holders of common stock evidences of our indebtedness, shares of capital stock (other than common stock), securities, cash, property, rights, warrants or options, excluding:

        - those rights, warrants or options referred to in clause (3) above;

        - any dividend or distribution paid exclusively in cash not referred to in clause (5) below; and

        - any dividend or distribution referred to in clause (1) above;

          (5) we make a cash distribution to substantially all holders of our common stock that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock made within the preceding 12 months exceeds 10% of our aggregate market capitalization on the date of the distribution; or

          (6) we complete a repurchase (including by way of a tender offer) of our common stock that involves an aggregate consideration that, together with:

     - any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock concluded within the preceding twelve months; and

     - the amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months;

     exceeds 10% of our aggregate market capitalization on the expiration of the tender or exchange offer.

     The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

     If our common stock is converted into the right to receive other securities, cash or other property as a result of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions, each Note then outstanding would, without the consent of any holders of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder of the number of shares of common stock which would have been received by a holder immediately prior to the transaction if the holder had converted the Note.

     We will not issue fractional shares of common stock to a holder who converts a Note. In lieu of issuing fractional shares, we will pay cash based upon the market price.

     Except as described in this paragraph, no holder of Notes will be entitled, upon conversion of the Notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares of common stock issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount converted together with the note being surrendered. The foregoing sentence shall not apply to Notes called for redemption on a redemption date within the period between and including the record date and interest payment date.

     If we make a distribution of property to our stockholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the Notes is reduced, this reduction may be deemed to be the receipt of taxable income to holders of the Notes.

     In addition, we may make any reductions in the conversion price that our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes or for any other reasons.

SUBORDINATION

     The payment of the principal or, premium, if any, and interest on the Notes will, to the extent described in the Indenture, be subordinated in right of payment to the prior payment in full of all our Senior Indebtedness. The holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due on the Senior Indebtedness, or provision for payment in money or money's worth, before the holders of the Notes will be entitled to receive any payment in respect of the Notes, when there is a payment or distribution of assets to creditors upon our:

     - liquidation;

     - dissolution;

     - winding up;

     - reorganization;

     - assignment for the benefit of creditors;

     - marshaling of assets;

     - bankruptcy;

     - insolvency; or

     - similar proceedings.

     In addition, because our subsidiaries are not obligated under the Notes, the Notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

     No payments on account of the Notes or on account of the purchase or acquisition of Notes may be made if a default in any payment with respect to Senior Indebtedness has occurred and is continuing. If (1) there is a default on any Designated Senior Indebtedness other than a payment default that occurs that permits the holders of that Designated Senior Indebtedness to accelerate its maturity and (2) the Trustee and Waste Connections receive the notice required by the Indenture, no payments may be made on the Notes for up to 180 days in any 365-day period unless the default is cured or waived. By reason of this subordination, in the event of our insolvency, holders of the Notes may recover less ratably than holders of our Senior Indebtedness.

     Payments on the Notes may and shall be resumed, in the case of a payment default, upon the date on which such default is cured or waived, and in the case of a non-payment default, upon the earliest of (1) the date on which such non-payment default is cured or waived, (2) 180 days after the date on which the applicable payment blockage notice is received, or (3) the date on which the payment blockage period is terminated by written notice from the representative of the Senior Indebtedness to the Trustee and Waste Connections, unless a payment default has occurred and is continuing. Only one payment blockage period may be commenced within any 365-day period. No event of default with respect to Designated Senior Indebtedness that existed or was continuing at the commencement of any payment blockage period with respect to such Designated Senior Indebtedness can be the basis for the commencement of a second payment blockage period whether or not within a period of 365 days, unless such event of default was cured or waived for at least 90 days. No payment blockage period may extend beyond 180 days.

     No action may be taken to declare the Notes due and payable nor may any judicial or other proceedings to collect the Notes be initiated during any standstill period. A standstill period commences on the occurrence of a payment default or the date on which Waste Connections and the Trustee receive notice of a payment blockage period and continues until (1) the date on which the default is cured or waived, (2) holders of Senior Indebtedness take action to declare the Senior Indebtedness due and payable or take certain actions to collect the Senior Indebtedness, (3) the date on which the Senior Indebtedness becomes automatically due and payable, (4) the occurrence of a bankruptcy, insolvency or reorganization of Waste Connections or a Significant Subsidiary of Waste Connections or (5) 120 days after a payment default or 180 days after a payment blockage notice is given. The Trustee or the holders of the Notes must give the agent for holders of Senior Indebtedness at least five business days' prior written notice of any intent to declare the Notes due and payable or to make any other amount owing under the Indenture due and payable.

     "Senior Indebtedness" means:

     - the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of all of our indebtedness or obligations to any person for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement including default interest and interest accruing after a bankruptcy;

     - commitment or standby fees due and payable to lending institutions with respect to credit facilities available to us;

     - all of our noncontingent obligations (1) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (2) under interest rate swaps, caps, collars, options, and similar arrangements, and (3) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract or other foreign currency hedge;

     - all of our obligations for the payment of money relating to capitalized lease obligations;

     - any liabilities of others described in the preceding clauses that we have guaranteed or which are otherwise our legal liability; and

     - renewals, extensions, refundings, refinancings, restructurings, amendments and modifications of any such indebtedness or guarantee, other than any indebtedness or other obligation of ours that by its terms is not superior in right of payment to the Notes.

     "Designated Senior Indebtedness" means our obligations under our revolving credit facility and any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be designated Senior Indebtedness for purposes of the Indenture. The instrument, agreement or other document evidencing any Designated Senior Indebtedness may place limitations and conditions of the right of such senior debt to exercise the rights of Designated Senior Indebtedness.

     As of May 15, 2001, we had approximately $227.3 million of indebtedness constituting Senior Indebtedness. We expect from time to time to incur additional indebtedness. The Indenture does not limit or prohibit us from incurring additional Senior Indebtedness or other indebtedness. See "Risk Factors -- Risks Related to the Notes and the Offering -- We may not be able to repurchase the Notes in the event of a Change in Control."

OPTIONAL REDEMPTION OF THE NOTES

     At any time on or after April 15, 2004, subject to the consent of the lenders under our credit facility, we may redeem the Notes in whole, or from time to time, in part, at our option on at least 30 days' notice. The redemption price, expressed as a percentage of the principal amount, will be as follows:

                                                          REDEMPTION
                   REDEMPTION PERIOD                        PRICE
                   -----------------                      ----------
April 15, 2004 through April 14, 2005...................    102.2%
April 15, 2005 through April 14, 2006...................    101.1%

and 100% of the principal amount on or after April 15, 2006.

     If we opt to redeem less than all of the Notes at any time, the Trustee will select or cause to be selected the Notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the Trustee may provide for selection for redemption of portions of the principal amount of any Note of a denomination larger than $1,000.

MANDATORY REDEMPTION

     Except as set forth below under "-- Right to Require Purchase of Notes upon a Change of Control," we are not required to make mandatory redemption of, or sinking fund payments with respect to, the Notes.

RIGHT TO REQUIRE PURCHASE OF NOTES UPON A CHANGE IN CONTROL

     If a Change in Control (as defined below) occurs, each holder of Notes may require that we repurchase the holder's Notes on the date fixed by us that is not less than 45 nor more than 60 days after we give notice of the Change in Control. We will repurchase the Notes for an amount of cash equal to 100% of the principal amount of the Notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of repurchase.

     "Change in Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or "substantially" all of the assets of Waste Connections and its subsidiaries, taken as a whole, to any person or group of related persons, as defined in Section 13(d) of the Securities Exchange Act of 1934, (a "Group"); (ii) the approval by the holders of capital stock of Waste Connections of any plan or proposal for the liquidation or dissolution of Waste Connections (whether or not otherwise in compliance with the provisions of the applicable indenture); (iii) any person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by Waste Connections' issued and outstanding voting stock of, or any successor to, all or substantially all of Waste Connections' assets; or (iv) the first day on which a majority of the members of Waste Connections' board of directors are not Continuing Directors.

     The definition of Change in Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Waste Connections and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require Waste Connections to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Waste Connections and its subsidiaries taken as a whole to another person or group may be uncertain.

     "Continuing Directors" means, as of any date of determination, any member of the board of directors of Waste Connections who (i) was a member of such board of directors on the date of the original issuance of the Notes or (ii) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

     On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the Notes which is to be paid on the date of repurchase.

     We may not repurchase any Note at any time when the subordination provisions of the Indenture otherwise would prohibit us from making payments of principal in respect of the Notes. If we fail to repurchase the Notes when required under the preceding paragraph, this failure will constitute an event of default under the Indenture whether or not repurchase is permitted by the subordination provisions of the Indenture.

     On or before the 30th day after the Change in Control, we must mail to the Trustee and all holders of the Notes a notice of the occurrence of the Change in Control, stating:

     - the repurchase date;

     - the date by which the repurchase right must be exercised;

     - the repurchase price for the Notes; and

     - the procedures which a holder of Notes must follow to exercise the repurchase right.

     To exercise the repurchase right, the holder of a Note must deliver, on or before the third business day before the repurchase date, a written notice to us and the Trustee of the holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

     The effect of these provisions granting the holders the right to require us to repurchase the Notes upon the occurrence of a Change in Control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Moreover, under the Indenture, we will not be permitted to pay principal of or interest on, or otherwise acquire the Notes, including any repurchase at the election of the holders of Notes upon the occurrence of a Change in Control, if a payment default on our Senior Indebtedness has occurred and is continuing, or if our Senior Indebtedness is not paid in full in the event of our insolvency, bankruptcy, reorganization, dissolution or other winding up. Our ability to pay cash to holders of Notes following the occurrence of a Change in Control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See "Risk
Factors -- We may not be able to repurchase the Notes in the event of a Change in Control."

     If a Change in Control occurs and the holders exercise their rights to require us to repurchase Notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

     The term "beneficial owner" shall be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Securities Exchange Act or any successor provision, except that a person shall be deemed to have "beneficial ownership" of all shares that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may, without the consent of the holders of any of the Notes, consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

     - we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the Indenture and the Notes by means of a supplemental Indenture entered into with the Trustee; and

     - after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

     Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Waste Connections under the Indenture. Except in the case of a lease, if the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the Indenture and the Notes.

MODIFICATION AND WAIVER

     We and the Trustee may enter into one or more supplemental Indentures that add, change or eliminate provisions of the Indenture or modify the rights of the holders of the Notes with the consent of the holders of at least a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no supplemental Indenture may, among other things:

     - change the stated maturity of the principal of, or any installment of interest on, any Note;

     - reduce the principal amount of, or the premium or rate of interest on, any Note;

     - change the currency in which the principal of any Note or any premium or interest is payable;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any Note when due;

     - adversely affect the right provided in the Indenture to convert any Note;

     - modify the subordination provisions of the Indenture in a manner adverse to the holders of the Notes;

     - modify the provisions of the Indenture relating to our requirement to offer to repurchase Notes upon a Change in Control in a manner adverse to the holders of the Notes;

     - reduce the percentage in principal amount of the outstanding Notes necessary to modify or amend the Indenture or to consent to any waiver provided for in the Indenture; or

     - waive a default in the payment of principal of, or any premium or interest on, any Note.

     The holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all Notes:

     - waive compliance by us with restrictive provisions of the Indenture other than as provided in the preceding paragraph; and

     - waive any past default under the Indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any Note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

     Without the consent of any holders of Notes, we and the Trustee may enter into one or more supplemental Indentures for any of the following purposes:

     - to cure any ambiguity, omission, defect or inconsistency in the Indenture;

     - to evidence a successor to us and the assumption by the successor of our obligations under the Indenture and the Notes;

     - to make any change that does not adversely affect the rights of any holder of the Notes;

     - to comply with any requirement in connection with the qualification of the Indenture under the Trust Indenture Act; or

     - to complete or make provision for certain other matters contemplated by the Indenture.

EVENTS OF DEFAULT

     Each of the following is an "event of default":

          (1) a default in the payment of any interest upon any of the Notes when due and payable, continued for 30 days;

          (2) a default in the payment of the principal of and premium, if any, on any of the Notes when due, including on a redemption date;

          (3) failure to pay when due the principal of or interest on indebtedness for money borrowed by us or our subsidiaries in excess of $20.0 million, or the acceleration of that indebtedness that is not withdrawn within 15 days after the date of written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes;

          (4) a default by us in the performance, or breach, of any of our other covenants in the Indenture which are not remedied by the end of a period of 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes; or

          (5) events of bankruptcy, insolvency or reorganization of Waste Connections or any Significant Subsidiary of Waste Connections.

     If an event of default described in clauses (1), (2), (3) or (4) occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of and accrued interest on all Notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the Indenture are satisfied. If an event of default of the type referred to in clause (5) occurs, the principal amount of and accrued interest on the outstanding Notes will automatically become immediately due and payable.

     "Significant Subsidiary" means a "significant subsidiary" as defined in Regulation S-X under the Securities Exchange Act.

     Within 90 days after a default, the Trustee must give to the registered holders of Notes notice of all uncured defaults known to it. The Trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption obligation.

     The holders of not less than a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an event of default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless the holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert a Note in accordance with the Indenture, no holder may institute a proceeding or pursue any remedy with respect to the Indenture or the Notes unless it complies with the conditions provided in the Indenture, including:

     - holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy; and

     - holders have offered the Trustee security or indemnity satisfactory, to the Trustee against any loss, liability or expense.

     We are required to deliver to the Trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the Indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

BOOK-ENTRY, DELIVERY AND FORM

     We issued the Notes sold in the United States in reliance on Rule 144A in the form of Global Notes. The Global Notes were deposited with, or on behalf of, the clearing agency registered under the Exchange Act that is designated to act as depositary for the Notes and registered in the name of the depositary or its nominee. The DTC was the initial depositary.

     Investors who are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and who purchase Notes in reliance on Rule 144A under the Securities Act may hold their interests in a Global Note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

     Except as set forth below, a Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised us that DTC is:

     - a limited-purpose trust company organized under the laws of the State of New York;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     We expect that pursuant to the procedures established by DTC (1) upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the Global Note to the accounts of participants and (2) ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the Global Note other than participants). The accounts to be credited will be designated by the initial purchasers of the beneficial interests. Ownership of beneficial interests in a Global Note is limited to participants or persons that may hold interests through participants.

     So long as DTC or its nominee is the registered holder and owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the Notes represented by the Global Note for all purposes under the Indenture and the Notes. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to receive definitive Notes and will not be considered to be the owners or holders of any Notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a Global Note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     We will make payments of the principal of, and interest on, the Notes represented by a Global Note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the Trustee nor any paying agent will have any responsibility or liability for:

     - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Note;

     - maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

     - any other aspect of the relationship between DTC and its participants; or

     - the relationship between the participants and indirect participants and the owners of beneficial interests in a Global Note.

     Unless and until it is exchanged in whole or in part for definitive Notes, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. If a holder requires physical delivery of a definitive Note for any reason, including to sell Notes to persons in jurisdictions which require physical delivery or to pledge Notes, the holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

     We expect that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in a Global Note are credited and only in respect of the portion of the aggregate the principal amount of the Notes as to which the participant or participants has or have given direction. However, if there is an event of default under the Notes, DTC will exchange the Global Notes for definitive Notes, which it will distribute to its participants. These definitive Notes are subject to certain restrictions on registration of transfers and will bear appropriate legends restricting their transfer. Neither we nor the Trustee have any responsibility for the performance by DTC nor its participants or indirect participants of its obligations under the rules and procedures governing its operations.

     If DTC is at any time unwilling or unable to continue as a depositary for Global Notes or ceases to be a clearing agency registered under the Securities Exchange Act and we do not appoint a successor depositary within 90 days, we will issue definitive Notes in exchange for the Global Notes. The definitive Notes will be subject to certain restrictions on registration of transfers and will bear appropriate legends concerning these restrictions.

REGISTRATION RIGHTS

     We entered into a Registration Rights Agreement with the initial purchaser of the Notes for the benefit of the holders of the Notes and the common stock issuable on conversion of the Notes. Under this agreement, we will, at our cost:

     - on or prior to July 3, 2001, file a shelf registration statement with the SEC covering resales of the Notes and the common stock issuable on conversion of the Notes;

     - use all reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than October 1, 2001; and

     - use all reasonable efforts to keep the shelf registration statement effective after its effective date for as long as required to permit sales under Rule 144(k) under the Securities Act or any successor rule or regulation.

     We have the right to suspend use of the shelf registration statement, during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If we fail to file the shelf registration statement on or prior to the 90th day after original issuance of the Notes, or after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of Notes and all holders of common stock issued on conversion of the Notes equal to 0.5% of the aggregate principal amount of Notes per annum until such failure is cured.

     A holder who elects to sell any securities pursuant to the shelf registration statement:

     - will be required to be named as selling security holder;

     - will be required to deliver a prospectus to purchasers;

     - will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

     - will be bound by the provisions of the registration rights agreement, which are applicable, including indemnification obligations.

     We refer to the Notes and the common stock issuable on conversion of the Notes as registrable securities. Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire to be completed and delivered by that holder to us at least three business days before any intended distribution of registrable securities under the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as may be reasonably requested by us, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement, or supplement to the related prospectus, to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

GOVERNING LAW

     The Indenture and the Notes are governed by and will be construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     As of June 4, 2001, there were 27,127,466 shares of our common stock outstanding held of record by approximately 83 holders.

     The holders of our common stock are entitled to one vote per share held on all matters submitted to a vote of our stockholders. Cumulative voting for the election of directors is not permitted. Holders of our common stock are entitled to receive pro rata dividends when, as and if declared by our Board of Directors out of any funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. In certain cases, holders of common stock may not receive dividends until we have satisfied our obligations to any holders of our preferred stock. If we liquidate, dissolve or wind up our business, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of our preferred stock.

     Holders of our common stock have no preemptive rights to subscribe for additional shares of our stock or other securities of ours, except as may be granted by our Board of Directors. The common stock has no conversion rights and is not redeemable. There are no sinking fund provisions applicable to our common stock. There is no restriction on our purchase of shares of our common stock except for certain regulatory limits. All outstanding shares of our common stock are fully paid and non-assessable.

PREFERRED STOCK

     We may, by resolution of our Board of Directors, and without any further vote or action by our stockholders, authorize and issue, subject to certain limitations prescribed by law, up to an aggregate of 7,500,000 shares of preferred stock, in one or more series. The Board determines the rights, privileges and limitations of preferred stock, including dividend rights, conversion rights, voting rights, conversion privileges, redemption rights, liquidation rights and/or sinking fund rights. Preferred stock may be issued in the future in connection with acquisitions, financings or such other matters as the Board of Directors believes appropriate. No shares of preferred stock are outstanding and we presently have no plans to issue shares of preferred stock.

     One effect of having preferred stock authorized is that the Board of Directors alone may be able to authorize the issuance of preferred stock in ways that render more difficult or discourage an attempt to obtain control of Waste Connections by a tender offer, proxy contest, merger or otherwise, and thereby protect the continuity of Waste Connections' management. The issuance of shares of preferred stock may adversely affect the voting and other rights of holders of common stock. For example, preferred stock may rank prior to the common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into common stock. Accordingly, the issuance of preferred stock may discourage bids for the common stock or otherwise adversely affect the market price of the common stock.

LIMITATION ON LIABILITY

     Our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that a director will not be personally liable to Waste Connections or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to the company or our stockholders;

     - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - for unlawful payments of dividends, stock purchases or redemptions prohibited by Delaware corporate law; or

     - for any transaction from which the director derived an improper personal benefit.

     If the Delaware General Corporation Law is hereafter amended to permit further limitation of the personal liability of directors, the liability of a director of Waste Connections will be eliminated or limited to the fullest extent permitted by such law as so amended.

CERTAIN STATUTORY, CHARTER AND BY-LAW PROVISIONS

     Classified Board of Directors. Our Certificate of Incorporation provides that our Board will be divided into three classes serving staggered terms, and that the number of directors in each class will be as nearly equal as is possible based on the number of directors constituting the entire Board. At each annual meeting of stockholders, successors to directors of the class whose term expires at such meeting will be elected to serve for three-year terms.

     The classification of directors makes it more difficult for stockholders to change the composition of the Board. At least two annual meetings of stockholders, instead of one, will generally be required to change the majority of the Board. This delay helps ensure that Waste Connections' directors, if confronted by a third party attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, would have sufficient time to review the proposal and available alternatives and to act in what they believe to be the best interests of the stockholders. However, such classification could also discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Waste Connections, even though such an attempt might benefit Waste Connections and our stockholders. The classification of the Board could thus make it more likely that incumbent directors will retain their positions.

     Number of Directors; Removal; Filling Vacancies. The Certificate of Incorporation provides that the number of directors will be fixed from time by a majority of the directors then in office, and may not be less than three or more than nine unless approved by at least two-thirds of the directors then in office. In addition, newly created directorships resulting from an increase in the authorized number of directors, vacancies on the Board resulting from death, resignation, retirement, disqualification or removal of directors or any other cause may be filled only by the Board (and not by the stockholders unless there are no directors in office), if a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Accordingly, the Board could prevent any stockholder from enlarging the Board and filling the new directorships with such stockholder's own nominees.

     The Certificate of Incorporation allows directors to be removed only for cause and only on the affirmative vote of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

     The provisions in the Certificate of Incorporation governing the number of directors, their removal and the filling of vacancies may discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Waste Connections, or attempting to change the composition or policies of the Board, even though such attempts might benefit Waste Connections or our stockholders. These provisions of the Certificate of Incorporation could thus increase the likelihood that incumbent directors retain their positions.

     Limitations on Special Meetings; No Stockholder Action by Written Consent. The Certificate of Incorporation and the Amended and Restated By-Laws (the "By-Laws") provide that only a majority of the Board of Directors or the President or Chairman of the Board may call a special meeting of stockholders, only matters stated in the notice of meeting or properly brought before the meeting by or at the direction of the Board may be transacted at the meeting, and stockholder action may be taken only at a duly called and convened meeting and may not be taken by written consent. These provisions, taken together, prevent stockholders from forcing consideration of stockholder proposals over the opposition of the Board, except at an annual meeting.

     Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for election as a director, or to bring other business before an annual meeting of stockholders (the "Stockholder Notice Procedure"). In general, only persons nominated by or at the direction of the Board, any committee appointed by the Board, or a stockholder who has given timely written notice to the Secretary of Waste Connections, may be elected as directors. At an annual meeting, only business that has been brought before the meeting by, or at the direction of, the Board, any committee appointed by the Board, or a stockholder who has given timely written notice to the Secretary of Waste Connections, may be conducted. To be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by Waste Connections not less than 60 days nor more than 90 days before the scheduled date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given, then the 15th day following the earlier of the day such notice was mailed or the day such public disclosure was made).

     By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure gives the Board an opportunity to consider the qualifications of the proposed nominees and inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure provides a more orderly procedure for conducting annual meetings of stockholders. It also gives the Board an opportunity to inform stockholders in advance of any business proposed to be conducted at such meetings, together with the Board's recommendations regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the By-Laws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the Stockholder Notice Procedure may preclude a contest for the election of directors or the consideration of stockholder proposals. It may also discourage or deter a third party from soliciting proxies to elect its own slate of directors or to approve its own proposal, even though consideration of such nominees or proposals might benefit Waste Connections and our stockholders.

     Certain Provisions Relating to Potential Change of Control. The Certificate of Incorporation authorizes the Board and any Board committee to take such action as it determines to be reasonably necessary or desirable to encourage any person or entity to enter into negotiations with the Board and management about transactions that may result in a change of control of Waste Connections. The Board and its committees may also contest or oppose any such transaction that the Board determines to be unfair, abusive or otherwise undesirable to Waste Connections, our business, assets, properties or stockholders. The Board or any Board committee may adopt plans to issue securities of Waste Connections, and to determine the terms and conditions on which such securities may be exchangeable or convertible into cash or other securities. In addition, the Board or any Board committee may treat any holder or class of holders of such designated securities differently than all other security holders in respect of the terms, conditions, provisions and rights of such securities.

     This authority is intended to give the Board flexibility to act in the best interests of stockholders in the event of a potential change of control. Such provisions may, however, deter potential acquirors from proposing unsolicited transactions not approved by the Board and might enable the Board to hinder or frustrate such a transaction if proposed.

     Amendment of the Certificate of Incorporation and By-Laws. The Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least 66 2/3% of the voting power of the Voting Stock to amend certain provisions of the Certificate of Incorporation (including the provisions discussed above relating to the size and classification of the Board, replacement and/or removal of Board members, action by written consent, special stockholder meetings, the authorization by the Board to take steps to encourage or oppose, as the case may be, transactions that may result in a change of control of Waste Connections, and limitation of the liability of directors) or to amend any provision of the By-Laws by action of stockholders. These provisions make it more difficult for stockholders to make changes in the Certificate of Incorporation and the By-Laws, including changes designed to facilitate the exercise of control over Waste Connections.

     Waste Connections is a Delaware corporation and is subject to section 203 of the Delaware General Corporation Law. Section 203 generally prevents a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of the outstanding voting stock of a corporation (an "Interested Stockholder") from engaging in certain business combinations with the corporation for three years after the date such person became an Interested Stockholder, subject to certain exceptions. Business combinations covered by section 203 include a wide variety of transactions with or caused by an Interested Stockholder, including mergers, asset sales and other transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe L.P.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Notes and common stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to Non-U.S. Holders (as defined below), this summary applies only to beneficial owners that will hold Notes and common stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and who, for U.S. federal income tax purposes, are (i) individual citizens or residents of the U.S., (ii) corporations, partnerships or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide), (iii) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (iv) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or any trust that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person ("U.S. Holders"). Persons other than U.S. Holders ("Non-U.S. Holders") are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, regulated investment companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities, commodities or currencies, initial holders whose "functional currency" is not the U.S. dollar, persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell Notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to initial holders of the Notes who purchase the Notes at their "issue price" as defined in
Section 1273 of the Code and certain tax considerations applicable to subsequent purchasers of the Notes. We have not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws (except as set forth below with respect to Non-U.S. Holders) of any applicable foreign, state, local or other jurisdiction.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL, ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

  Taxation of Interest

     Interest paid on the Notes will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a Note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such Note (or the timing of such recognition) if the likelihood of the payment, as of the date the Notes are issued, is remote. A holder may require us to redeem any and all of his Notes in the event of a Change in Control. We believe that the likelihood of a liquidated damages payment with respect to the Notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any Note. Similarly, we intend to take the position that a Change in Control is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a "Change in Control" as affecting the yield to maturity of any Note. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. Holder of Notes. There can be no assurance that the IRS will agree with such positions. Our determination that there is a remote likelihood of paying additional interest on the Notes is binding on each U.S. Holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours.

  Sale, Exchange or Redemption of the Notes

     Upon the sale, exchange (other than a conversion) or redemption of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) such holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Note is more than one year at the time of sale, exchange or redemption. Long term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum federal rate of tax of 20%. The deductibility of capital losses is subject to limitations.

  Market Discount

     The resale of the Notes may be affected by the impact on a purchaser of the "market discount" provisions of the Code. For this purpose, the market discount on the Notes generally will be equal to the amount, if any, by which the stated redemption price at maturity of the Notes immediately after acquisition (other than at original issue) exceeds the holder's adjusted tax basis in the Notes. Subject to a de minimis exception, these provisions generally require a U.S. Holder who acquires Notes at a market discount to treat as ordinary income any gain recognized on the disposition of such Notes to the extent of the "accrued market discount" on such Notes at the time of disposition, unless the holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the Notes at the time of acquisition, or, at the election of the holder, under a constant yield method. A holder who acquires Notes at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Notes until such Notes are disposed of in a taxable transaction. If a holder acquires Notes with market discount and receives our common stock upon conversion of such Notes, the amount of accrued market discount not previously included in income with respect to the converted Notes through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

  Amortizable Premium

     A holder who purchases a Note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium ("Section 171 premium") from the purchase date to the Note's maturity date under a constant-yield method that reflects semiannual compounding based on the Note's payment period. Amortizable premium, however, will not include any premium attributable to a Note conversion feature. The premium attributable to the conversion feature is the excess, if any, of the Note's purchase price over what the Note's fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a Note and not as a separate deduction. The election to amortize a premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

  Deductibility of Interest

     Generally, under Section 279 of the Code, an interest deduction in excess of $5.0 million per year is not permitted with respect to certain "corporate acquisition indebtedness." Corporate acquisition indebtedness includes any indebtedness that is:

     - issued to provide consideration for the direct or indirect acquisition of stock or assets of another corporation;

     - subordinated to the claims of trade creditors of the issuing corporation generally or expressly subordinated to any substantial amount of unsecured indebtedness, whether outstanding or subsequently issued, of the issuing corporation;

     - convertible directly or indirectly into the stock of the issuing corporation; and

     - issued by a corporation that has a debt to equity ratio that exceeds 2 to 1 or as to which the projected earnings do not exceed three times the annual interest to be paid or accrued by the corporation.

     Our ability to deduct all of the interest payable on the Notes will depend on the application of the foregoing tests to us. We do not anticipate that the
Section 279 rules will apply to limit the deductibility of any of our interest payments on the Notes. However, the application of these rules is subject to uncertainties and depends on various factual matters, so that there is no assurance that Section 279 will not apply. A limitation on the deductibility of our interest payments could have an adverse effect on the Company.

     Under Section 163(l) of the Code, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is "payable in equity" of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the Notes will be adversely affected by these rules.

  Conversion of the Notes

     A U.S. Holder generally should not recognize any income, gain or loss upon conversion of a Note into common stock except with respect to cash received in lieu of a fractional share of common stock. A U.S. Holder's tax basis in the common stock received on conversion of a

Note should be the same as such holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion should generally include the holding period of the Note converted.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

  Distributions on Common Stock

     Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of Waste Connections' current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the common stock and thereafter as capital gain. A dividend distribution to a corporate U.S. Holder may qualify for a dividends received deduction.

  Adjustment of Conversion Price

     Holders of convertible debt instruments such as the Notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the Notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. Holders of Notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. Holders of common stock.

  Sale of Common Stock

     Upon the sale or exchange of common stock a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum federal rate of tax of 20%. A U.S. Holder's basis and holding period in common stock received upon conversion of a Note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

  Backup Withholding and Information Reporting

     Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments in respect of a Note or common stock to a U.S. Holder that is not an "exempt recipient" and that fails to provide certain identifying information (such as the holder's taxpayer identification number ("TIN")) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a Note or common stock must be reported to the IRS, unless the U.S. Holder is an exempt recipient or otherwise establishes an exemption. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

  Taxation of Interest

     In general, subject to the discussion below concerning backup withholding: payments of interest on the Notes by us or any paying agent to a beneficial owner of a Note that is a Non-U.S. Holder will not be subject to U.S. withholding tax, provided that, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of our total combined voting power of all classes of stock entitled to vote within the meaning of Section 871(h)(3) of the Code,
(ii) such Non-U.S. Holder is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Code, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied.

     Interest on Notes not excluded from U.S. withholding tax as described above generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

     To satisfy the certification requirements referred to in (iv) above, Sections 871(h) and 881(c) of the Code and the Treasury Regulations thereunder require that either (i) the beneficial owner of a Note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide such owner's name and address, and U.S. TIN, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or any Financial Institution holding the Note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

     The Treasury Regulations provide alternative methods for satisfying the certification requirements described above. The Treasury Regulations also require, in the case of Notes held by a foreign partnership, that (i) the certification be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a TIN. A look-through rule applies in the case of tiered partnerships.

     If a Non-U.S. Holder of a Note is engaged in a trade or business in the U.S. and if interest on the Note is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder will generally be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder must provide us with a properly executed IRS Form W-8ECI or 4224 or successor form in order to claim an exemption from any applicable withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

  Conversion of the Notes

     A Non-U.S. Holder generally will not be subject to U.S. federal withholding tax on the conversion of a Note into common stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a Note or common stock. See "Sale, Exchange or Redemption of the Notes or Common Stock" below.

  Adjustment of Conversion Price

     The conversion price of the Notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the Notes. See "U.S.
Holders -- Adjustment of Conversion Price" above. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock.

  Distributions on Common Stock

     Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable) unless the dividend is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, in which case the dividend will be subject to U.S. federal income tax on net income that applies to U.S. persons generally (and with respect to corporate holders under certain circumstances, the branch profits tax). A Non-U.S. Holder may be required to satisfy certain requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

  Sale, Exchange or Redemption of the Notes or Common Stock

     A Non-U.S. Holder of a Note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such Note or common stock unless (i) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or (iv) in the case of a Note or common stock held by a person who holds more than 5% of our stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes. We do not believe that we currently are a USRPHC or that we will become one in the future.

  U.S. Federal Estate Tax

     A Note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

     Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the Notes and common stock.

  Backup Withholding and Information Reporting

     In the case of payments of interest on a Note to a Non-U.S. Holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

     Dividends on common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

     Payments of the proceeds of the sale of a Note or common stock to or through a foreign office of a U.S. broker or a foreign broker that is a "controlled foreign corporation" within the meaning of the Code or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S. are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a non-U.S. Holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding.

     Under current Treasury Regulations, payments of the proceeds of a sale of a Note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder of a Note or common stock will be allowed as a credit against such holder's U.S. federal income tax, if any, or will be otherwise refundable provided that the required information is furnished to the IRS in a timely manner.

     The Treasury Regulations permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A Non-U.S. Holder of a Note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK. TAX ADVISORS

SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING OR DISPOSING OF OUR NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                        DESCRIPTION OF WASTE CONNECTIONS

BUSINESS

     Waste Connections, Inc. is a regional, integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in secondary markets of the Western U.S. As of April 30, 2001, we served more than 700,000 commercial, industrial and residential customers in California, Colorado, Iowa, Kansas, New Mexico, Minnesota, Montana, Nebraska, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington, and Wyoming. As of that date, we owned 65 collection operations and operated or owned 32 transfer stations, 21 Subtitle D landfills and 17 recycling facilities.

     We have acquired 121 businesses from our inception in September 1997 through April 30, 2001, with 31 of these acquisitions occurring in 2000 or 2001. The aggregate consideration for acquisitions occurring in 2000 or 2001, using the purchase method of accounting, was approximately $202.4 million. From inception through March 31, 2001, the results of operations of these acquired businesses have been included in our financial statements only from the respective dates of acquisition, except for 14 acquisitions accounted for under the poolings-of-interests method of accounting, which are included for all periods presented. We anticipate that a substantial part of our future growth will come from acquiring additional solid waste collection, transfer and disposal businesses and, as a consequence, additional acquisitions could continue to affect period-to-period comparisons of our operating results.

INDUSTRY OVERVIEW

     We estimate that the U.S. solid waste services industry generated revenues of approximately $40 billion in 2000. The solid waste services industry has undergone significant consolidation and integration since 1990. We believe that, particularly in the Western U.S., the following factors have primarily caused the consolidation and integration of the waste services industry:

     - Increased Impact of Regulations. Stringent industry regulations, such as the Subtitle D regulations, have caused operating and capital costs to rise and have accelerated consolidation and acquisition activities in the solid waste collection and disposal industry. Many smaller industry participants have found these costs difficult to bear and have decided to either close their operations or sell them to larger operators. In addition, Subtitle D requires more stringent engineering of solid waste landfills, and mandates liner systems, leachate collection, treatment and monitoring systems and gas collection and monitoring systems. These ongoing costs are combined with increased financial reserve requirements for solid waste landfill operators relating to closure and post-closure monitoring. As a result, the number of solid waste landfills is declining while the average size is increasing.

     - Increased Integration of Collection and Disposal Operations. In certain markets, competitive pressures are forcing operators to become more efficient by establishing an integrated network of solid waste collection operations and transfer stations, through which they secure solid waste streams for disposal. Operators have adopted a variety of disposal strategies, including owning landfills, establishing strategic relationships to secure access to landfills and to capture significant waste stream volumes to gain leverage in negotiating lower landfill fees and securing long-term, most-favored-pricing contracts with high capacity landfills.

     - Pursuit of Economies of Scale. Larger operators achieve economies of scale by vertically integrating their operations or by spreading their facility, asset and management infrastructure over larger volumes. Larger solid waste collection and disposal companies have become more cost-effective and competitive through control of a larger waste stream and by gaining access to significant financial resources to make acquisitions.

     - Regulatory Framework in the Western U.S. In the Western U.S., waste collection services are provided largely under three types of contractual arrangements: certificates or permits, franchise agreements and municipal contracts. Certificates or permits, such as governmental certificates awarded to waste collection service providers in unincorporated areas and electing municipalities of Washington by the WUTC, typically grant the certificate holder the exclusive and perpetual right to provide specific residential, commercial and industrial waste services in a territory at specified rates. Franchise agreements typically provide an exclusive service period of five to ten years or longer and specify the service territory, a broad range of services to be provided, and rates for the services. They also often give the service provider a right of first refusal to extend the term of the agreement. Municipal contracts typically provide a shorter service period and a more limited scope of services than franchise agreements and generally require competitive bidding at the end of the contract term. Unless customers within the areas covered by certain governmental certificates, franchise agreements and municipal contracts elect not to receive any waste collection services, they are required to pay collection fees to the company providing these services in their area. These exclusive rights and contractual arrangements create barriers to entry that can be overcome primarily through acquisitions of companies with such exclusive rights or contractual arrangements.

     Despite ongoing consolidation, the solid waste services industry remains primarily regional in nature and highly fragmented. Based on published industry sources, approximately 20% of the total revenues of the U.S. solid waste industry is accounted for by more than 5,000 private, predominantly small, collection and disposal businesses. We expect the current consolidation trends in the solid waste industry to continue, because many independent landfill and collection operators lack the capital resources, management skills and technical expertise necessary to comply with stringent environmental and other governmental regulations and to compete with larger, more efficient, integrated operators. In addition, many independent operators may wish to sell their businesses to achieve liquidity in their personal finances or as part of their estate planning. We believe that the fragmented nature of the industry offers significant consolidation and growth opportunities, especially in secondary markets of the Western U.S., for companies with disciplined acquisition programs, decentralized operating strategies and access to financial resources.

STRATEGY

     Our objective is to build a leading integrated solid waste services company in secondary markets of the Western U.S. We have developed a two-pronged strategy tailored to the competitive and regulatory factors that affect our markets.

     First, in markets where waste collection services are provided under exclusive arrangements, or where waste disposal is municipally funded or available from multiple municipal sources, we believe that controlling the waste stream by providing collection services under exclusive arrangements is often more important to our growth and profitability than owning or operating landfills. In addition, regulations in some Western U.S. markets dictate the disposal facility to be used. The large size of many western states increases the cost of interstate and long haul disposal, heightening the effects of regulations that direct waste disposal, which may make it more difficult for a landfill to obtain the disposal volume necessary to operate profitably. In markets with these characteristics, we believe that landfill ownership or vertical integration is not critical to our success.

     Second, in markets where we believe that owning landfills is advantageous because of competitive and regulatory factors, we generally focus on providing integrated services, from collection through disposal of solid waste in landfills that we own or operate.

  Growth Strategy

     - Internal Growth. To generate continued internal growth, we will focus on increasing market penetration in our current and adjacent markets, soliciting new commercial, industrial, and residential customers in markets where such customers may elect whether or not to receive waste collection services, marketing upgraded or additional services (such as compaction or automated collection) to existing customers and, where appropriate, raising prices. Where possible, we intend to leverage our franchise-based platforms to expand our customer base beyond our exclusive market territories. As customers are added in existing markets, our revenue per routed truck increases, which generally increases our collection efficiencies and profitability. In markets in which we have exclusive contracts, franchises and certificates, we expect internal volume growth generally to track population and business growth.

       Transfer stations are an important part of our internal growth strategy. They extend our direct-haul reach and link disparate collection operations with disposal capacity that we own, operate or contract. We currently own and/or operate 32 transfer stations. By operating transfer stations, we also engage in direct communications with municipalities and private operators that deliver waste to our transfer stations. This positions us to gain additional business in our markets if a municipality privatizes any solid waste operations it owns or rebids existing contracts, and it increases our opportunities to acquire other private collection operations that use the transfer stations.

     - Exclusive Arrangements. We derive a significant portion of our revenues from arrangements, including franchise agreements, municipal contracts and governmental certificates, under which we are the exclusive service provider in a specified market. We intend to devote significant resources to securing additional franchise agreements and municipal contracts through competitive bidding and additional governmental certificates by acquiring other companies. In bidding for franchises and municipal contracts and evaluating acquisition candidates holding governmental certificates, our management team draws on its experience in the waste industry and its knowledge of local service areas in existing and target markets. Our district managers maintain relationships with local governmental officials within their service areas, and sales representatives may be assigned to cover specific municipalities. These personnel focus on maintaining, renewing and renegotiating existing franchise agreements and municipal contracts and on securing additional agreements and contracts.

     - Expansion Through Acquisitions. We intend to expand the scope of our operations by continuing to acquire solid waste operations in new markets and in existing or adjacent markets that are combined with or "tucked in" to existing operations. We use an initial acquisition in a new market as an operating base. Then we seek to strengthen the acquired operation's presence in that market by providing additional services, adding new customers and making "tuck-in" acquisitions. We next seek to broaden our regional presence by adding additional operations in markets adjacent to the new location.

       We focus our acquisition efforts on markets which we believe provide significant growth opportunities for a well-capitalized market entrant and where we can create economic and operational barriers to entry by new competitors. We believe that our experienced management, decentralized operating strategy, financial strength, size and public company status make us an attractive buyer to certain solid waste collection and disposal acquisition candidates. We have developed an acquisition discipline based on a set of financial, geographic and management criteria to evaluate opportunities. Once an acquisition is closed, we seek to integrate it promptly and to minimize disruption to the ongoing operations of both Waste Connections and the acquired business.

       We believe that many new market and "tuck-in" acquisition opportunities exist within our current and targeted market areas. For example, we have identified more than 480 independent entities that provide collection and disposal services in the states where we currently operate. We believe that throughout the Western U.S., many independent entities are suitable for acquisition by Waste Connections and provide opportunities to increase our market share and route density.

  Operating Strategy

     - Decentralized Operations. We manage our operations on a decentralized basis. This places decision-making authority close to the customer, enabling us to identify customers' needs quickly and to address those needs in a cost-effective manner. We believe that decentralization provides a low-overhead, highly efficient operational structure that allows us to expand into geographically contiguous markets and operate in relatively small communities that larger competitors may not find attractive. We believe that this structure gives us a strategic competitive advantage, given the relatively rural nature of much of the Western U.S., and makes us an attractive buyer to many potential acquisition candidates.

       We currently deliver our services from 65 operating locations, which are grouped into three regions: Pacific Northwest, Western and Central. We reorganized our business into these three regions in May 2000, balancing them on the basis of their respective geographic characteristics, interstate waste flow, revenue base, employee base, regulatory structure and acquisition opportunities. Each region has a Regional Vice President, reporting directly to the corporate management, who is responsible for operations in that region and who supervises a regional controller and regional business development staff.

       Our regions serve a total of 20 market areas, divided into 65 districts. Our district managers have autonomous service and decision-making authority for their districts and are responsible for maintaining service quality, promoting safety in the operations, implementing marketing programs, and overseeing day-to-day operations, including contract administration. District managers also help identify acquisition candidates and are responsible for integrating them into our operations and obtaining the permits and other governmental approvals required for us to operate the acquired business.

     - Operating Enhancements. We develop company-wide operating standards, which are tailored for each of our markets based on industry standards and local conditions. Using these standards, we track collection and disposal routing efficiency and equipment utilization. We also implement cost controls and employee training and safety procedures, and establish a sales and marketing plan for each market. We have installed a wide area network, implemented advanced management information systems and financial controls, and consolidated accounting, insurance and employee benefit functions, customer service, productivity reporting and dispatching systems. While regional management operates with a high degree of autonomy, our senior officers monitor regional and district operations and require adherence to our accounting, purchasing, marketing and internal control policies, particularly with respect to financial matters. Our executive officers regularly review the performance of regional and district managers and operations. We believe that by establishing operating standards, closely monitoring performance and streamlining certain administrative functions, we can improve the profitability of existing operations.

       To improve an acquired business' operational productivity, administrative efficiency and profitability, we apply the same operating standards, information systems and financial controls to acquired businesses as our existing operations employ. Moreover, if we can internalize the waste stream of acquired operations, we can further increase operating efficiencies and improve asset utilization. Where not restricted by exclusive agreements, contracts, permits or certificates, we also solicit new commercial, industrial and residential customers in areas within and surrounding the markets served by acquired collection operations, to further improve operating efficiencies and increase the volume of solid waste collected by the acquired operations.

SERVICES

  Commercial, Industrial and Residential Waste Services

     We serve more than 700,000 commercial, industrial and residential customers. Our services are generally provided under one of the following: (a) governmental certificates, (b) exclusive franchise agreements, (c) exclusive municipal contracts, (d) commercial and industrial service agreements, (e) residential subscriptions and (f) residential contracts.

     Governmental certificates, exclusive franchise agreements and exclusive municipal contracts grant us rights to provide services within specified areas at established rates. Governmental certificates are generally perpetual in duration. Our exclusive franchise agreements have remaining terms ranging from 10 to 41 years, and our exclusive municipal contracts generally have shorter contract terms.

     We provide commercial and industrial services, other than those we perform under governmental certificates, franchise agreements or municipal contracts, under agreements with terms ranging from one to seven years. We determine fees under these agreements by such factors as collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in our markets for similar service. Collection of larger volumes associated with commercial and industrial waste streams generally helps improve our operating efficiencies, and consolidation of these volumes allows us to negotiate more favorable disposal prices. Our commercial and industrial customers use portable containers for storage, enabling us to service many customers with fewer collection vehicles. Commercial and industrial collection vehicles normally require one operator. We provide one to eight cubic yard containers to commercial customers, 10 to 50 cubic yard containers to industrial customers, and 30 to 96 gallon carts to residential customers. For an additional fee, we install stationary compactors that compact waste prior to collection on the premises of a substantial number of large volume customers.

     We also provide residential waste services under contracts with homeowners' associations, apartment owners or mobile home park operators, or on a subscription basis with individual households. We base residential contract fees primarily on route density, the frequency and level of service, the distance to the disposal or processing facility, weight and type of waste collected, type of equipment and containers furnished, the cost of disposal or processing and prices charged in that market for similar services. Collection fees are paid either by the municipalities from tax revenues or directly by the residents receiving the services.

  Transfer Station Services

     We have an active program to acquire, develop, own and operate transfer stations in markets proximate to our operations. Currently, we own and operate transfer stations in California, Colorado, Nebraska, Oklahoma, Oregon and Washington, and we are constructing a transfer station in Kansas. In addition, we operate but do not own other transfer stations in California, Nebraska, Oregon and Washington. The transfer stations receive, compact, and transfer solid waste to be transported by larger vehicles to landfills. We believe that the transfer stations benefit us by:

     - concentrating the waste stream from a wider area, which increases the volume of disposal at landfills that we operate and gives us greater leverage in negotiating for more favorable disposal rates at other landfills;

     - improving utilization of collections personnel and equipment; and

     - building relationships with municipalities and private operators that deliver waste, which can lead to additional growth opportunities.

  Landfills

     We seek to identify solid waste landfill acquisition candidates to achieve vertical integration in markets where the economic and regulatory environment makes such acquisitions attractive. We believe that in some markets, acquiring landfills provides opportunities to vertically integrate our collection, transfer and disposal operations while improving operating margins. We evaluate landfill candidates by determining, among other things, the amount of waste that could be diverted to the landfill in question, whether access to the landfill is economically feasible from our existing market areas either directly or through transfer stations, the expected life of the landfill, the potential for expanding the landfill, and current disposal costs compared to the cost of acquiring the landfill. Where the acquisition of a landfill is not attractive, we pursue long term disposal contracts with facilities, which are typically municipally controlled.

     Currently, we own and operate 14 landfills in Colorado, Kansas, Minnesota, Nebraska, New Mexico, Oklahoma and Oregon. In addition, we own a majority ownership interest in a landfill in Northern Washington, which we operate. We also operate, but do not own any part of, six landfills in California, Nebraska and New Mexico. All landfills that we own or operate are Subtitle D landfills. The average remaining life of our landfills is in excess of 70 years.

     We monitor the available permitted in-place disposal capacity of our landfills on an ongoing basis and evaluate whether to seek permits to expand this capacity. In making this evaluation, we consider various factors, including the volume of waste projected to be disposed of at the landfill, the size of the unpermitted acreage included in the landfill, the likelihood that we will be able to obtain the necessary approvals and permits required for the expansion and the costs and time that would be involved in developing the additional capacity. We also regularly consider whether it is advisable, in light of changing market conditions and/or regulatory requirements, to seek to expand or change the permitted waste streams or to seek other permit modifications.

  Recycling Services

     We offer municipal, commercial, industrial and residential customers recycling services for a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles and ferrous and aluminum metals. We own and operate 17 recycling facilities and sell other collected recyclable materials to third parties for processing before resale. We often share the profits from our resale of recycled materials with other parties to our recycling contracts. For example, certain of our municipal recycling contracts in Washington, negotiated before we acquired those businesses, specify certain benchmark resale prices for recycled commodities.

To the extent the prices we actually receive for the processed recycled commodities collected under the contract exceed the prices specified in the contract, we share the excess with the municipality, after recovering any previous shortfalls resulting from actual market prices falling below the prices specified in the contract. To reduce our exposure to commodity price risk for recycled materials, we have adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. We believe that recycling will continue to be an important component of local and state solid waste management plans due to the public's increasing environmental awareness and expanding regulations that mandate or encourage recycling.

G CERTIFICATES

     We perform a substantial portion of our collection business in Washington under governmental certificates (referred to as "G certificates") awarded by the WUTC. G certificates apply only to unincorporated areas of Washington and municipalities that have elected to have their solid waste collection overseen by the WUTC. G certificates generally grant the holder the exclusive and perpetual right to provide certain solid waste collection and transportation services in a specified territory. The WUTC has repeatedly determined that, in enacting the statute authorizing G certificates, the Washington Legislature intended to favor grants of exclusive, rather than overlapping, service rights for conventional solid waste services. Accordingly, most G certificates currently grant exclusive solid waste collection and transportation rights for conventional solid waste services in their specified territories.

     The WUTC has generally construed G certificates as conferring vested property rights that may be defeated, diminished or cancelled only upon the occurrence of specified events of default, the demonstrated lack of fitness of the certificate holder, or municipalities' annexation of territory covered by a certificate. Thus, a certificate holder is entitled to due process in challenging any action that affects its rights. In addition, legislation passed in 1997 generally requires a municipality that annexes territory covered by a G certificate either to grant the certificate holder an exclusive franchise, usually with a minimum term of seven years, to continue to provide services in the affected area, or to negotiate with the certificate holder some other compensation for the collection rights in the affected area. The statute expressly permits the certificate holder to sue the annexing municipality for measurable damages that exceed the value of a franchise agreement to provide services in the affected area. Under some of the contracts with municipalities in Washington acquired or entered into by Waste Connections or by predecessors of Waste Connections, rights to compensation or damages under the statute have been waived in return for the right to service any current or prospectively annexed areas formerly covered by its G certificate or to extend municipal contract terms.

     In addition to awarding G certificates, the WUTC is required by statute to establish just, reasonable and compensatory rates to customers of regulated solid waste collection companies. The WUTC is charged with balancing the needs of service providers to earn fair and sufficient returns on their investments in plant and equipment against the needs of commercial and residential customers to receive adequate and reasonably priced services. Over the past decade, the WUTC has used a ratemaking methodology known as the "Lurito-Gallagher" method. This method calculates rates based on the income statements and balance sheets of each service provider, with the goal of establishing rates that reflect the costs of providing service and that motivate service providers to invest in equipment that improves operating efficiency in a cost-effective manner. The Lurito-Gallagher rate-setting methodology was adjusted in the early 1990's to better reflect the costs of providing recycling services, by accounting for providers' increasing use of automated equipment and adjusting for the cyclicality of the secondary recyclables markets. This has often resulted in more frequent rate adjustments in response to material cost shifts.

SALES AND MARKETING

     In many of our existing markets, we provide waste collection, transfer and disposal services to municipalities and governmental authorities under exclusive franchise agreements, municipal contracts and G certificates; service providers do not contract directly with individual customers. In addition, because we have grown to date primarily through acquisitions, we have generally assumed existing franchise agreements, municipal contracts and G certificates from the acquired companies, rather than obtaining new contracts. For these reasons, our sales and marketing efforts to date have been narrowly focused. We have added sales and marketing personnel as necessary to solicit new customers in markets where we are not the exclusive provider of solid waste services, expand our presence into areas adjacent to or contiguous with our existing markets, and market additional services to existing customers.

                     MANAGEMENT AND ADDITIONAL INFORMATION

     Information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to Waste Connections is incorporated by reference or set forth in Waste Connections' Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated into this prospectus by reference. Stockholders desiring copies of such documents may contact Waste Connections at our address or phone number indicated under "Incorporation by Reference."

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Notes offered by this prospectus and the common stock issuable upon conversion of the Notes are being passed upon for Waste Connections by Shartsis, Friese & Ginsburg LLP, San Francisco, California. Certain statements that appear in this prospectus pertaining to our G certificates awarded by the WUTC will be passed upon for us by Williams, Kastner & Gibbs PLLC, Seattle, Washington.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering:

     - Annual Report on Form 10-K for the year ended December 31, 2000;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     - Report on Form 8-K filed on April 3, 2001;

     - Report on Form 8-K filed on April 26, 2001; and

     - The description of our common stock contained in our Registration Statement on Form 8-A, as amended, including any amendment or report filed to update the description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               INVESTOR RELATIONS
                            WASTE CONNECTIONS, INC.
                         620 COOLIDGE DRIVE, SUITE 350
                                FOLSOM, CA 95630
                                 (916) 608-8200

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of the document.

YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS. WASTE CONNECTIONS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL, AND IT DOES NOT SEEK AN OFFER TO BUY, THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF WHEN THIS PROSPECTUS IS DELIVERED OR THESE SECURITIES ARE SOLD.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    4
Risk Factors..........................    8
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends...........................   17
Use of Proceeds.......................   17
Price Range of Common Stock...........   18
Dividend Policy.......................   18
Selling Holders.......................   19
Plan of Distribution..................   19
Description of Notes..................   22
Description of Capital Stock..........   34
Certain United States Federal Income
  Tax Considerations..................   38
Description of Waste Connections......   45
Management and Additional
  Information.........................   52
Legal Matters.........................   52
Experts...............................   52
Where You Can Find More
  Information.........................   52
Incorporation by Reference............   53

[LOGO]

$150,000,000
Prospectus

            , 2001

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration Fee........................................  $   37,500
Printing Expenses*..........................................  $  200,000
Accounting Fees and Expenses*...............................  $  150,000
Legal Fees and Expenses*....................................  $  200,000
Credit Rating Expenses......................................  $  294,000
Miscellaneous Expenses*.....................................  $  200,000
                                                              ----------
Total*......................................................  $1,081,500
                                                              ==========

---------------
* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Amended and Restated Certificate of Incorporation (the "Restated Certificate") of Waste Connections provides that a director will not be personally liable to Waste Connections or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "Delaware Law"), which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware Law is subsequently amended to permit further limitation of the personal liability of directors, the liability of a director of Waste Connections will be eliminated or limited to the fullest extent permitted by the Delaware Law as amended.

     Section 145(a) of the Delaware Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     Section 145(b) of the Delaware Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the Delaware Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145(d) of the Delaware Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

     Section 145(e) of the Delaware Law provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in
Section 145. Such expenses (including attorneys' fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     Section 145(f) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     Section 145(g) of the Delaware Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

     Section 145(j) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Pursuant to Section 145 of the Delaware Law, Waste Connections has purchased insurance on behalf of its present and former directors and officers against any liability asserted against or incurred by them in such capacity or arising out of their status as such. Waste Connections has entered into indemnification agreements with each of its directors and officers providing for mandatory indemnification and advancement of expenses to the maximum extent permitted by the Delaware Law.

ITEM 16. EXHIBITS

    EXHIBIT
    NUMBER                      DESCRIPTION OF EXHIBITS
    -------                     -----------------------
       4.1    Form of Note for Waste Connections, Inc.'s 5 1/2%
              Convertible Subordinated Notes due April 15, 2006

       4.2    Indenture between Waste Connections, Inc., as Issuer, and
              State Street Bank and Trust Company, as Trustee, dated as of
              April 4, 2001

       4.3    Purchase Agreement between Waste Connections, Inc. and
              Merrill Lynch, Pierce, Fenner & Smith Incorporated dated
              March 30, 2001

       4.4    Registration Rights Agreement between Waste Connections,
              Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated as of April 4, 2001

       5.1    Opinion of Shartsis, Friese & Ginsburg LLP

      12.1 Statement regarding computation of ratio of earnings to fixed charges

      12.2 Statement of computation of pro forma ratio of earnings to combined fixed charges and preferred stock dividends

      23.1    Consent of Shartsis, Friese & Ginsburg LLP (included in
              Exhibit 5.1)

      23.2    Consent of Ernst & Young LLP, Independent Auditors

      23.3    Consent of Williams, Kastner & Gibbs PLLC

      24.1    Power of Attorney (included in Part II of the Registration
              Statement under the caption "Signatures")

      25      Statement of Eligibility of Trustee

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that provisions (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those provisions is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (4) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (5) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Folsom, State of California, on June 5, 2001.

                                          WASTE CONNECTIONS, INC.

                                          By:  /s/ RONALD J. MITTELSTAEDT

                                            ------------------------------------
                                                   Ronald J. Mittelstaedt
                                             President, Chief Executive Officer
                                                        and Chairman

     Such person whose signature appears below hereby appoints Ronald J. Mittelstaedt and Steven F. Bouck, and each of them, each of whom may act without joinder of the other, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this Registration Statement, and any registration statement relating to any offering made in connection with the offering covered by this Registration Statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he or she might or could to in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 5, 2001.

                      SIGNATURE                                     TITLE                   DATE
                      ---------                                     -----                   ----

             /s/ RONALD J. MITTELSTAEDT                President, Chief Executive       June 5, 2001
-----------------------------------------------------  Officer and Chairman
               Ronald J. Mittelstaedt

                /s/ EUGENE V. DUPREAU                  Director and Regional Vice       June 5, 2001
-----------------------------------------------------  President -- Western Region
                  Eugene V. Dupreau

                /s/ MICHAEL W. HARLAN                  Director                         June 5, 2001
-----------------------------------------------------
                  Michael W. Harlan

               /s/ WILLIAM J. RAZZOUK                  Director                         June 5, 2001
-----------------------------------------------------
                 William J. Razzouk

                 /s/ STEVEN F. BOUCK                   Executive Vice President and     June 5, 2001
-----------------------------------------------------  Chief Financial Officer
                   Steven F. Bouck

                 /s/ MICHAEL R. FOOS                   Chief Accounting Officer and     June 5, 2001
-----------------------------------------------------  Vice President -- Finance
                   Michael R. Foos

                                 EXHIBIT INDEX

EXHIBIT                                                                   PAGE
NUMBER                       DESCRIPTION OF EXHIBITS                     NUMBER
-------                      -----------------------                     ------

  4.1      Form of Note for Waste Connections, Inc.'s 5 1/2%
           Convertible Subordinated Notes due April 15, 2006...........

  4.2      Indenture between Waste Connections, Inc., as Issuer, and
           State Street Bank and Trust Company, as Trustee, dated as of
           April 4, 2001...............................................

  4.3      Purchase Agreement between Waste Connections, Inc. and
           Merrill Lynch, Pierce, Fenner & Smith Incorporated dated
           March 30, 2001..............................................

  4.4      Registration Rights Agreement between Waste Connections,
           Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated
           dated as of April 4, 2001...................................

  5.1      Opinion of Shartsis, Friese & Ginsburg LLP..................

 12.1      Statement regarding computation of ratio of earnings to
           fixed charges...............................................

 12.2      Statement of computation of pro forma ratio of earnings to combined fixed charges and preferred stock dividends........

 23.1      Consent of Shartsis, Friese & Ginsburg LLP (included in
           Exhibit 5.1)................................................

 23.2      Consent of Ernst & Young LLP, Independent Auditors..........

 23.3      Consent of Williams, Kastner & Gibbs PLLC...................

 24.1      Power of Attorney (included in Part II of the Registration
           Statement under the caption "Signatures")...................

   25      Statement of Eligibility of Trustee.........................